ARRIVED HOLDINGS, INC.

SERIES A PREFERRED STOCK PURCHASE AGREEMENT

SERIES A PREFERRED STOCK PURCHASE AGREEMENT

THIS SERIES A PREFERRED STOCK PURCHASE AGREEMENT (this "**Agreement**"), is made as of [EFFECTIVE DATE] by and among Arrived Holdings, Inc., a Delaware corporation (the "**Company**"), and the investors listed on Exhibit A attached to this Agreement (each a "**Purchaser**" and together the "**Purchasers**").

The parties hereby agree as follows:

1. Purchase and Sale of Preferred Stock

.

1.1 Sale and Issuance of Preferred Stock

.

(a) The Company shall adopt and file with the Secretary of State of the State of Delaware on or before the Initial Closing (as defined below) the Certificate of Amendment to Amended and Restated Certificate of Incorporation in the form of Exhibit B attached to this Agreement (the "**Certificate of Amendment**").

(b) Subject to the terms and conditions of this Agreement, each Purchaser agrees to purchase at the applicable Closing (as defined below) and the Company agrees to sell and issue to such Purchaser that number of shares of Series A Preferred Stock, $0.00001 par value per share (the "**Series A Preferred Stock**"), set forth opposite such Purchaser's name on Exhibit A for such Closing, at a purchase price of $14.8044 per share. The shares of Series A Preferred Stock issued to the Purchasers pursuant to this Agreement shall be referred to in this Agreement as the "**Shares**."

1.2 Closing; Delivery

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(a) The initial purchase and sale of the Shares shall take place remotely via the exchange of documents and signatures on the date hereof, or at such other time and place as the Company and the Purchasers mutually agree, orally or in writing (which time and place are designated as the "**Initial Closing**"). In the event there is more than one closing, the term "**Closing**" shall apply to each such closing unless otherwise specified.

(b) At each Closing, the Company shall deliver to each Purchaser a certificate (electronic or physical) representing the Shares being purchased by such Purchaser at such Closing against payment of the purchase price therefor by check payable to the Company or by wire transfer to a bank account designated by the Company.

1.3 Sale of Additional Shares of Preferred Stock

. After the Initial Closing, the Company may sell, on the same terms and conditions as those contained in this Agreement, up to the number of shares of Series A Preferred Stock authorized in the Company's Amended and Restated Certificate of Incorporation (as amended, including pursuant to the Certificate of Amendment, the "**Restated Certificate**") and not sold at any other prior Closings (subject to

appropriate adjustment in the event of any stock dividend, stock split, combination or similar recapitalization affecting such shares) (the "**Additional Shares**"), to one or more purchasers (the "**Additional Purchasers**"), provided that (a) each such subsequent sale is consummated within 60 days of the Initial Closing, and (b) each Additional Purchaser becomes a party to the Transaction Agreements (as defined below), by executing and delivering a counterpart signature page to each of the Transaction Agreements. Exhibit A to this Agreement shall be updated to reflect the number of Additional Shares purchased at each such Closing and the parties purchasing such Additional Shares.

1.4 Use of Proceeds

. The Company will use the proceeds from the sale of the Shares for working capital and for other general corporate purposes approved by the Board of Directors.

1.5 Defined Terms Used in this Agreement

. In addition to the terms defined above, the following terms used in this Agreement shall be construed to have the meanings set forth or referenced below.

(a) "**Accredited Investor**" shall mean an accredited investor as defined in Rule 501(a) of Regulation D promulgated under the Securities Act.

(b) "**Code**" means the Internal Revenue Code of 1986, as amended.

(c) "**Investors' Rights Agreement**" means the Amended and Restated Investors' Rights Agreement by and among the Company, the Purchasers and certain other stockholders of the Company dated March 17, 2022, as amended, in the form of Exhibit C attached to this Agreement.

(d) "**Person**" means any individual, corporation, partnership, trust, limited liability company, association or other entity.

(e) "**Regulation CF**" means Regulation Crowdfunding promulgated under the Securities Act, 17 C.F.R. Part 227.

(f) "**Rule 506(c)**" means Rule 506(c) of Regulation D promulgated under the Securities Act.

(g) "**Securities Act**" means the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.

(h) "**Transaction Agreements**" means this Agreement, the Investors' Rights Agreement, and the Voting Agreement.

(i) "**Voting Agreement**" means the Amended and Restated Voting Agreement by among the Company, the Purchasers and certain other stockholders of the Company, dated March 17, 2022, as amended, in the form of Exhibit D attached to this Agreement.

2. Representations and Warranties of the Company

. The Company hereby represents and warrants to each Purchaser that the following representations are true and complete as of the date of the Initial Closing, except as otherwise indicated.

2.1 Organization, Good Standing and Corporate Power

. The Company is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware and has all requisite corporate power and authority to carry on its business as presently conducted and as proposed to be conducted.

2.2 Authorization

. All corporate action required to be taken by the Company's Board of Directors and stockholders in order to authorize the Company to enter into the Transaction Agreements, and to issue the Shares at the Closing and the Common Stock issuable upon conversion of the Shares, has been taken or will be taken prior to the Closing. All action on the part of the officers of the Company necessary for the execution and delivery of the Transaction Agreements, the performance of all obligations of the Company under the Transaction Agreements to be performed as of the Closing, and the issuance and delivery of the Shares has been taken or will be taken prior to the Closing. The Transaction Agreements, when executed and delivered by the Company, shall constitute valid and legally binding obligations of the Company, enforceable against the Company in accordance with their respective terms except (i) as limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance, or other laws of general application relating to or affecting the enforcement of creditors' rights generally, (ii) as limited by laws relating to the availability of specific performance, injunctive relief, or other equitable remedies, or (iii) to the extent the indemnification provisions contained in the Investors' Rights Agreement may be limited by applicable federal or state securities laws.

2.3 Valid Issuance of Shares

. The Shares, when issued, sold and delivered in accordance with the terms and for the consideration set forth in this Agreement, will be validly issued, fully paid and nonassessable and free of restrictions on transfer other than restrictions on transfer under the Transaction Agreements, applicable state and federal securities laws and liens or encumbrances created by or imposed by a Purchaser. Assuming the accuracy of the representations of the Purchasers in Section 3 of this Agreement, the Shares will be issued in compliance with all applicable federal and state securities laws. The Common Stock issuable upon conversion of the Shares has been duly reserved for issuance, and upon issuance in accordance with the terms of the Restated Certificate, will be validly issued, fully paid and nonassessable and free of restrictions on transfer other than restrictions on transfer under the Transaction Agreements, applicable federal and state securities laws and liens or encumbrances created by or imposed by a Purchaser. Based in part upon the representations of the Purchasers in Section 3 of this Agreement, the Common Stock issuable upon conversion of the Shares will be issued in compliance with all applicable federal and state securities laws.

3. Representations and Warranties of the Purchasers

. Each Purchaser hereby represents and warrants to the Company, severally and not jointly, that:

3.1 Authorization

. The Purchaser has full power and authority to enter into the Transaction Agreements. The Transaction Agreements to which the Purchaser is a party, when executed and delivered by the Purchaser, will constitute valid and legally binding obligations of the Purchaser, enforceable against such Purchaser in accordance with their terms, except (a) as limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance and any other laws of general application affecting enforcement of creditors' rights generally, and as limited by laws relating to the availability of specific performance,

injunctive relief or other equitable remedies, or (b) to the extent the indemnification provisions contained in the Investors' Rights Agreement may be limited by applicable federal or state securities laws.

3.2 Purchase Entirely for Own Account

. This Agreement is made with the Purchaser in reliance upon the Purchaser's representation to the Company, which by the Purchaser's execution of this Agreement, the Purchaser hereby confirms, that the Shares to be acquired by the Purchaser will be acquired for investment for the Purchaser's own account, not as a nominee or agent, and not with a view to the resale or distribution of any part thereof, and that the Purchaser has no present intention of selling, granting any participation in, or otherwise distributing the same. By executing this Agreement, the Purchaser further represents that the Purchaser does not presently have any contract, undertaking, agreement or arrangement with any Person to sell, transfer or grant participations to such Person or to any third Person, with respect to any of the Shares.

3.3 Compliance with Regulation CF

. To the extent that, in connection with its purchase of Shares pursuant to this Agreement, the Purchaser has issued securities to any other Persons ("**Reg CF Indirect Investors**") in reliance upon the exemption set forth in Regulation CF, the Purchaser has provided the disclosure materials and information as necessary or appropriate under Regulation CF to each Reg CF Indirect Investor, and has complied with all requirements set forth in Regulation CF.

3.4 Restricted Securities

. The Purchaser understands that the Shares have not been, and will not be, registered under the Securities Act, by reason of a specific exemption from the registration provisions of the Securities Act which depends upon, among other things, the bona fide nature of the investment intent and the accuracy of the Purchaser's representations as expressed herein. The Purchaser understands that the Shares are "restricted securities" under applicable U.S. federal and state securities laws and that, pursuant to these laws, the Purchaser must hold the Shares indefinitely unless they are registered with the Securities and Exchange Commission and qualified by state authorities, or an exemption from such registration and qualification requirements is available. The Purchaser acknowledges that the Company has no obligation to register or qualify the Shares, or the Common Stock into which it may be converted, for resale except as set forth in the Investors' Rights Agreement. The Purchaser further acknowledges that if an exemption from registration or qualification is available, it may be conditioned on various requirements including, but not limited to, the time and manner of sale, the holding period for the Shares, and on requirements relating to the Company which are outside of the Purchaser's control, and which the Company is under no obligation and may not be able to satisfy.

3.5 No Public Market

. The Purchaser understands that no public market now exists for the Shares, and that the Company has made no assurances that a public market will ever exist for the Shares.

3.6 Legends

. The Purchaser understands that the Shares and any securities issued in respect of or exchange for the Shares, may be notated with one or all of the following legends:

(a) "THE SHARES REPRESENTED HEREBY HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933 AND HAVE BEEN ACQUIRED FOR

INVESTMENT AND NOT WITH A VIEW TO, OR IN CONNECTION WITH, THE SALE OR DISTRIBUTION THEREOF. NO SUCH TRANSFER MAY BE EFFECTED WITHOUT AN EFFECTIVE REGISTRATION STATEMENT RELATED THERETO OR AN OPINION OF COUNSEL IN A FORM SATISFACTORY TO THE COMPANY THAT SUCH REGISTRATION IS NOT REQUIRED UNDER THE SECURITIES ACT OF 1933."

(b) Any legend set forth in, or required by, the other Transaction Agreements.

(c) Any legend required by the securities laws of any state to the extent such laws are applicable to the Shares represented by the certificate, instrument, or book entry so legended.

3.7 Accredited Investor

. Each Purchaser marked as such on the Schedule of Purchasers is an Accredited Investor. To the extent that, in connection with its purchase of Shares pursuant to this Agreement, the Purchaser has issued securities to any other Persons ("**506(c) Indirect Investors**") in reliance upon the exemption set forth in Rule 506(c), each 506(c) Indirect Investor is an Accredited Investor and the Purchaser has taken reasonable steps to verify that the 506(c) Indirect Investors are Accredited Investors in accordance with the requirements set forth in Rule 506(c).

3.8 Foreign Investors. If the Purchaser is not a United States person (as defined by Section 7701(a)(30) of the Code), the Purchaser hereby represents that it has satisfied itself as to the full observance of the laws of its jurisdiction in connection with any invitation to subscribe for the Shares or any use of this Agreement, including (i) the legal requirements within its jurisdiction for the purchase of the Shares, (ii) any foreign exchange restrictions applicable to such purchase, (iii) any governmental or other consents that may need to be obtained, and (iv) the income tax and other tax consequences, if any, that may be relevant to the purchase, holding, redemption, sale, or transfer of the Shares. The Purchaser's subscription and payment for and continued beneficial ownership of the Shares will not violate any applicable securities or other laws of the Purchaser's jurisdiction.

3.9 Exculpation Among Purchasers

. The Purchaser acknowledges that it is not relying upon any Person, other than the Company and its officers and directors, in making its investment or decision to invest in the Company. The Purchaser agrees that neither any Purchaser nor the respective controlling Persons, officers, directors, partners, agents, or employees of any Purchaser shall be liable to any other Purchaser for any action heretofore taken or omitted to be taken by any of them in connection with the purchase of the Shares.

3.10 Residence

. The office or offices of the Purchaser in which its principal place of business is identified in the address or addresses of the Purchaser set forth on their respective signature page.

3.11 No "Bad Actor" Disqualification Events

. Neither (i) the Purchaser, (ii) any of its directors, executive officers, other officers that may serve as a director or officer of any company in which it invests, general partners or managing members, nor (iii) any beneficial owner of the Company's voting equity securities (in accordance with Rule 506(d) of the Securities Act) held by the Purchaser is subject to any of the "bad actor" disqualifications described in Rule 506(d)(1)(i) to (viii) under the Securities Act ("**Disqualification Events**"), except for Disqualification

Events covered by Rule 506(d)(2) or (d)(3) under the Securities Act and disclosed reasonably in advance of the Closing in writing in reasonable detail to the Company.

4. Conditions to the Purchasers' Obligations at Closing

. The obligations of each Purchaser to purchase Shares at the applicable Closing are subject to the fulfillment, on or before such Closing, of each of the following conditions, unless otherwise waived:

4.1 Representations and Warranties

. The representations and warranties of the Company contained in Section 2 shall be true and correct in all respects as of the Initial Closing.

4.2 Performance

. The Company shall have performed and complied with all covenants, agreements, obligations and conditions contained in this Agreement that are required to be performed or complied with by the Company on or before such Closing.

4.3 Qualifications

. All authorizations, approvals or permits, if any, of any governmental authority or regulatory body of the United States or of any state that are required in connection with the lawful issuance and sale of the Shares pursuant to this Agreement shall be obtained and effective as of such Closing.

4.4 Investors' Rights Agreement

. The Company and each Purchaser (other than the Purchaser relying upon this condition to excuse such Purchaser's performance hereunder) shall have executed and delivered the Investors' Rights Agreement.

4.5 Voting Agreement

. The Company and each Purchaser (other than the Purchaser relying upon this condition to excuse such Purchaser's performance hereunder) shall have executed and delivered the Voting Agreement.

4.6 Certificate of Amendment

. The Company shall have filed the Certificate of Amendment with the Secretary of State of Delaware on or prior to the Initial Closing, which shall continue to be in full force and effect as of the Initial Closing.

5. Conditions of the Company's Obligations at Closing

. The obligations of the Company to sell Shares to the Purchasers at the Closing are subject to the fulfillment, on or before the Closing, of each of the following conditions, unless otherwise waived:

5.1 Representations and Warranties

. The representations and warranties of each Purchaser contained in Section 3 shall be true and correct in all respects as of such Closing.

5.2 Performance

. The Purchasers shall have performed and complied with all covenants, agreements, obligations and conditions contained in this Agreement that are required to be performed or complied with by them on or before such Closing.

5.3 Qualifications

. All authorizations, approvals or permits, if any, of any governmental authority or regulatory body of the United States or of any state that are required in connection with the lawful issuance and sale of the Shares pursuant to this Agreement shall be obtained and effective as of the Closing.

5.4 Investors' Rights Agreement

. Each Purchaser shall have executed and delivered the Investors' Rights Agreement.

5.5 Voting Agreement

. Each Purchaser shall have executed and delivered the Voting Agreement.

6. Miscellaneous

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6.1 Survival of Warranties

. Unless otherwise set forth in this Agreement, the representations and warranties of the Company and the Purchasers contained in or made pursuant to this Agreement shall survive the execution and delivery of this Agreement and the Closing and shall in no way be affected by any investigation or knowledge of the subject matter thereof made by or on behalf of the Purchasers or the Company.

6.2 Successors and Assigns

. The terms and conditions of this Agreement shall inure to the benefit of and be binding upon the respective successors and assigns of the parties. Nothing in this Agreement, express or implied, is intended to confer upon any party other than the parties hereto or their respective successors and assigns any rights, remedies, obligations or liabilities under or by reason of this Agreement, except as expressly provided in this Agreement.

6.3 Governing Law

. This Agreement shall be governed by the internal law of the State of Delaware, regardless of the laws that might otherwise govern under applicable principles of conflicts of law.

6.4 Counterparts

. This Agreement may be executed in two (2) or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument. Counterparts may be delivered via facsimile, electronic mail (including pdf or any electronic signature complying with the U.S. federal ESIGN Act of 2000, *e.g.*, www.docusign.com) or other transmission method and any counterpart

so delivered shall be deemed to have been duly and validly delivered and be valid and effective for all purposes.

6.5 Titles and Subtitles

. The titles and subtitles used in this Agreement are used for convenience only and are not to be considered in construing or interpreting this Agreement.

6.6 Notices

.

(a) All notices and other communications given or made pursuant to this Agreement shall be in writing and shall be deemed effectively given upon the earlier of actual receipt or (a) personal delivery to the party to be notified, (b) when sent, if sent by electronic mail or facsimile during normal business hours of the recipient, and if not sent during normal business hours, then on the recipient's next business day, (c) five (5) days after having been sent by registered or certified mail, return receipt requested, postage prepaid, or (d) one (1) business day after deposit with a nationally recognized overnight courier, freight prepaid, specifying next business day delivery, with written verification of receipt. All communications shall be sent to the respective parties at their address as set forth on their respective signature page, or to such email address, facsimile number or address as subsequently modified by written notice given in accordance with this Section 6.6. If notice is given to the Company, it shall be sent to Arrived Holdings, Inc., at 1700 Westlake Ave N #200, Seattle, Washington 98109, Attention: President; and copies (which shall not constitute notice) shall also be sent to DLA Piper LLP (US), 701 Fifth Avenue, Suite 6900, Seattle, WA 98104, Attention: Tyler Hollenbeck.

(b) Consent to Electronic Notice. Each Purchaser consents to the delivery of any stockholder notice pursuant to the Delaware General Corporation Law (the "**DGCL**"), as amended or superseded from time to time, by electronic transmission pursuant to Section 232 of the DGCL (or any successor thereto) at the electronic mail address or the facsimile number as on the books of the Company. Each Purchaser agrees to promptly notify the Company of any change in its electronic mail address, and that failure to do so shall not affect the foregoing.

6.7 No Finder's Fees

. Each party represents that it neither is nor will be obligated for any finder's fee or commission in connection with this transaction. Each Purchaser agrees to indemnify and to hold harmless the Company from any liability for any commission or compensation in the nature of a finder's or broker's fee arising out of this transaction (and the costs and expenses of defending against such liability or asserted liability) for which each Purchaser or any of its officers, employees or representatives is responsible. The Company agrees to indemnify and hold harmless each Purchaser from any liability for any commission or compensation in the nature of a finder's or broker's fee arising out of this transaction (and the costs and expenses of defending against such liability or asserted liability) for which the Company or any of its officers, employees or representatives is responsible.

6.8 Attorneys' Fees

. If any action at law or in equity (including, arbitration) is necessary to enforce or interpret the terms of any of the Transaction Agreements, the prevailing party shall be entitled to reasonable attorneys' fees, costs and necessary disbursements in addition to any other relief to which such party may be entitled.

6.9 Amendments and Waivers

. Except as set forth in Subsection 1.3 of this Agreement, any term of this Agreement may be amended, terminated or waived only with the written consent of the Company, and the holders of a majority of the then-outstanding Shares. Any amendment or waiver effected in accordance with this Subsection 6.9 shall be binding upon the Purchasers and each transferee of the Shares (or the Common Stock issuable upon conversion thereof), each future holder of all such securities, and the Company.

6.10 Severability

. The invalidity or unenforceability of any provision hereof shall in no way affect the validity or enforceability of any other provision.

6.11 Delays or Omissions

. No delay or omission to exercise any right, power or remedy accruing to any party under this Agreement, upon any breach or default of any other party under this Agreement, shall impair any such right, power or remedy of such non-breaching or non-defaulting party nor shall it be construed to be a waiver of any such breach or default, or an acquiescence therein, or of or in any similar breach or default thereafter occurring; nor shall any waiver of any single breach or default be deemed a waiver of any other breach or default theretofore or thereafter occurring. Any waiver, permit, consent or approval of any kind or character on the part of any party of any breach or default under this Agreement, or any waiver on the part of any party of any provisions or conditions of this Agreement, must be in writing and shall be effective only to the extent specifically set forth in such writing. All remedies, either under this Agreement or by law or otherwise afforded to any party, shall be cumulative and not alternative.

6.12 Entire Agreement

. This Agreement (including the Exhibits hereto), the Restated Certificate and the other Transaction Agreements constitute the full and entire understanding and agreement between the parties with respect to the subject matter hereof, and any other written or oral agreement relating to the subject matter hereof existing between the parties are expressly canceled.

6.13 Dispute Resolution

. The parties (a) hereby irrevocably and unconditionally submit to the jurisdiction of the state courts of Washington and to the jurisdiction of the United States District Court for the Western District of Washington for the purpose of any suit, action or other proceeding arising out of or based upon this Agreement, (b) agree not to commence any suit, action or other proceeding arising out of or based upon this Agreement except in the state courts of Washington or the United States District Court for the Western District of Washington, and (c) hereby waive, and agree not to assert, by way of motion, as a defense, or otherwise, in any such suit, action or proceeding, any claim that it is not subject personally to the jurisdiction of the above-named courts, that its property is exempt or immune from attachment or execution, that the suit, action or proceeding is brought in an inconvenient forum, that the venue of the suit, action or proceeding is improper or that this Agreement or the subject matter hereof may not be enforced in or by such court.

WAIVER OF JURY TRIAL: EACH PARTY HEREBY WAIVES ITS RIGHTS TO A JURY TRIAL OF ANY CLAIM OR CAUSE OF ACTION BASED UPON OR ARISING OUT OF THIS AGREEMENT, THE OTHER TRANSACTION DOCUMENTS, THE SECURITIES OR THE SUBJECT MATTER HEREOF OR THEREOF. THE SCOPE OF THIS WAIVER IS INTENDED TO BE ALL-

ENCOMPASSING OF ANY AND ALL DISPUTES THAT MAY BE FILED IN ANY COURT AND THAT RELATE TO THE SUBJECT MATTER OF THIS TRANSACTION, INCLUDING, WITHOUT LIMITATION, CONTRACT CLAIMS, TORT CLAIMS (INCLUDING NEGLIGENCE), BREACH OF DUTY CLAIMS, AND ALL OTHER COMMON LAW AND STATUTORY CLAIMS. THIS SECTION HAS BEEN FULLY DISCUSSED BY EACH OF THE PARTIES HERETO AND THESE PROVISIONS WILL NOT BE SUBJECT TO ANY EXCEPTIONS. EACH PARTY HERETO HEREBY FURTHER WARRANTS AND REPRESENTS THAT SUCH PARTY HAS REVIEWED THIS WAIVER WITH ITS LEGAL COUNSEL, AND THAT SUCH PARTY KNOWINGLY AND VOLUNTARILY WAIVES ITS JURY TRIAL RIGHTS FOLLOWING CONSULTATION WITH LEGAL COUNSEL.

6.14 No Commitment for Additional Financing

. The Company acknowledges and agrees that no Purchaser has made any representation, undertaking, commitment or agreement to provide or assist the Company in obtaining any financing, investment or other assistance, other than the purchase of the Shares as set forth herein and subject to the conditions set forth herein. In addition, the Company acknowledges and agrees that (i) no statements, whether written or oral, made by any Purchaser or its representatives on or after the date of this Agreement shall create an obligation, commitment or agreement to provide or assist the Company in obtaining any financing or investment, (ii) the Company shall not rely on any such statement by any Purchaser or its representatives, and (iii) an obligation, commitment or agreement to provide or assist the Company in obtaining any financing or investment may only be created by a written agreement, signed by such Purchaser and the Company, setting forth the terms and conditions of such financing or investment and stating that the parties intend for such writing to be a binding obligation or agreement. Each Purchaser shall have the right, in its sole and absolute discretion, to refuse or decline to participate in any other financing of or investment in the Company, and shall have no obligation to assist or cooperate with the Company in obtaining any financing, investment or other assistance.

6.15 Waiver of Conflicts

. Each party to this Agreement acknowledges that DLA Piper LLP (US) ("**DLA**"), outside general counsel to the Company, has in the past performed and is or may now or in the future represent one or more Purchasers or their affiliates in matters unrelated to the transactions contemplated by this Agreement (the "**Financing**"), including representation of such Purchasers or their affiliates in matters of a similar nature to the Financing. DLA believes that its representation of the Company in the Financing will not adversely affect its relationship with those of the Purchasers who are clients of DLA, and that its representation of those Purchasers in matters unrelated to the Financing will not adversely affect DLA's representation of the Company in the Financing. The applicable rules of professional conduct require that DLA inform the parties hereunder of this dual representation and obtain their consent to DLA's representation of the Company, and their waiver of the conflict of interest which arises from their representation of the Company adverse to any of the Purchaser who are clients of DLA. DLA has served as outside general counsel to the Company and has negotiated the terms of the Financing solely on behalf of the Company. The Company and each Purchaser hereby (a) acknowledge that they have had an opportunity to ask for and have obtained information relevant to such representation, including disclosure of the reasonably foreseeable adverse consequences of such representation; (b) acknowledge that with respect to the Financing, DLA has represented solely the Company, and not any Purchaser or any stockholder, director or employee of the Company or any Purchaser; (c) gives its informed consent to DLA's representation of the Company in the Financing; and (d) represents that it has had the opportunity to be, or has been, represented by independent counsel in giving the waivers contained in this Subsection 6.15.

[*Remainder of page intentionally left blank.*]

IN WITNESS WHEREOF, the parties have executed this Series A Preferred Stock Purchase Agreement as of the date first written above.

<u>COMPANY</u>:

ARRIVED HOLDINGS, INC.

By: *Founder Signature*

Name: Ryan Frazier

Title: President

IN WITNESS WHEREOF, the parties have executed this Series A Preferred Stock Purchase Agreement as of the date first written above.

PURCHASERS:

[ENTITY NAME]___________,
a Delaware limited liability company

By: Wefunder Admin, LLC
Its: Manager

By: *Investor Signature*
Name: Nicholas Tommarello
Title: Chief Executive Officer

Address: 1887 Whitney Mesa Dr. #8885
Henderson, NV 89014

Email for notice: updates@wefunder.com

EXHIBITS

Exhibit A -	SCHEDULE OF PURCHASERS
Exhibit B -	FORM OF CERTIFICATE OF AMENDMENT TO AMENDED AND RESTATED CERTIFICATE OF INCORPORATION
Exhibit C -	INVESTORS' RIGHTS AGREEMENT
Exhibit D -	VOTING AGREEMENT

EXHIBIT A

SCHEDULE OF PURCHASERS

Name of Purchaser	**Shares of Series A Preferred Stock**	**Aggregate Cash Purchase Price**
Closing – [EFFECTIVE DATE]		
[ENTITY NAME] , a Delaware limited liability company 1887 Whitney Mesa Dr. #8885 Henderson, NV 89014 updates@wefunder.com	[SHARES]	$[AMOUNT]
Totals	[SHARES]	$[AMOUNT]

EXHIBIT B

FORM OF CERTIFICATE OF AMENDMENT TO
AMENDED AND RESTATED CERTIFICATE OF INCORPORATION

CERTIFICATE OF AMENDMENT TO
AMENDED AND RESTATED CERTIFICATE OF INCORPORATION OF
ARRIVED HOLDINGS, INC.

Arrived Holdings, Inc., a Delaware corporation organized and existing under and by virtue of the provisions of the General Corporation Law of the State of Delaware (the "General Corporation Law"), hereby certifies as follows:

1. The name of this corporation is Arrived Holdings, Inc. (the "Corporation") and the Corporation was originally incorporated pursuant to the General Corporation Law on February 21. 2019

2. The Corporation's Amended and Restated Certificate of Incorporation (the "Restated Certificate") was filed with the Delaware Secretary of State on March 17, 2022, and Certificates of Amendment to the Restated Certificate were filed with the Delaware Secretary of State on July 18, 2022, July 28, 2022, August 22, 2023 and March 22, 2024.

3. The first paragraph of the Fourth Article of the Restated Certificate is hereby amended and restated to read as follows:

"**FOURTH:** The total number of shares of all classes of stock that the Corporation has authority to issue is 14,328,132 shares, consisting of (a) 9,800,000 shares of Common Stock, par value of $0.00001 per share (the "**Common Stock**") and (b) 4,528,132 shares of Preferred Stock, par value of $0.00001 per share (the "**Preferred Stock**")."

4. The first paragraph of Section (B) of the Fourth Article of the Restated Certificate is hereby amended and restated to read as follows:

"1,272,963 shares of the authorized Preferred Stock of the Corporation are hereby designated "**Series Seed Preferred Stock**"; 90,998 shares of the authorized Preferred Stock of the Corporation are hereby designated "**Series Seed-1 Preferred Stock**"; 192,917 shares of the authorized Preferred Stock of the Corporation are hereby designated "**Series Seed-2 Preferred Stock**"; 415,663 shares of the authorized Preferred Stock of the Corporation are hereby designated "**Series Seed-3 Preferred Stock**"; 34,097 shares of the authorized Preferred Stock of the Corporation are hereby designated "**Series Seed-4 Preferred Stock**" (the Series Seed Preferred Stock, Series Seed-1 Preferred Stock, Series Seed-2 Preferred Stock, Series Seed-3 Preferred Stock and Series Seed-4 Preferred Stock are collectively referred to herein as the "**Series Seed Preferred**"); and 2,521,494 shares of the authorized Preferred Stock of the Corporation are hereby designated "**Series A Preferred Stock**"; with each such series having the rights, preferences, powers, privileges and restrictions, qualifications and limitations set forth in this Part B of this Article Fourth. Unless otherwise indicated, references to "sections" or "subsections" in this Part B of this Article Fourth refer to sections and subsections of Part B of this Article Fourth."

5. This Certificate of Amendment to the Restated Certificate has been duly adopted by the directors and stockholders of the Corporation in accordance with the provisions of Sections 141, 242 and 228 of the General Corporation Law.

IN WITNESS WHEREOF, this Certificate of Amendment to the Amended and Restated Certificate of Incorporation has been executed by a duly authorized officer of this Corporation on March ____, 2025.

By:______________________________
Ryan Frazier, President

EXHIBIT C

INVESTORS' RIGHTS AGREEMENT

ARRIVED HOLDINGS, INC.

AMENDED AND RESTATED INVESTORS' RIGHTS AGREEMENT

AMENDED AND RESTATED INVESTORS' RIGHTS AGREEMENT

THIS AMENDED AND RESTATED INVESTORS' RIGHTS AGREEMENT (this "**Agreement**"), is made as of March 17, 2022 by and among Arrived Holdings, Inc., a Delaware corporation (the "**Company**"), and each of the investors listed on Schedule A hereto, each of which is referred to in this Agreement as an "**Investor**", and each of the stockholders listed on Schedule B hereto, each of whom is referred to in this Agreement as a "**Key Holder**".

RECITALS

A. The Company, certain of the Investors and certain of the Key Holders are party to that certain Investors' Rights Agreement dated as of June 4, 2021 (the "**Prior Agreement**").

B. Concurrently with the execution of this Agreement, the Company and certain of the Investors are entering into a Series A Preferred Stock Purchase Agreement (the "**Purchase Agreement**") providing for the sale of shares of the Series A Preferred Stock, $0.00001 par value per share, of the Company ("**Series A Preferred Stock**").

C. A condition to the parties' obligations under the Purchase Agreement is that the Company, the Key Holders and the Investors amend and restate the Prior Agreement as set forth herein.

D. In order to induce the Company to enter into the Purchase Agreement and to induce the Investors to invest funds in the Company pursuant to the Purchase Agreement, the Company, the undersigned Key Holders and the undersigned Investors have proposed entering into this Agreement, which shall govern the rights of the Investors to cause the Company to register shares of Common Stock issuable to the Investors, to receive certain information from the Company, and to participate in future equity offerings by the Company, and certain other matters as set forth in this Agreement.

NOW, THEREFORE, the parties hereby agree as follows:

1. Definitions. For purposes of this Agreement:

1.1 "**Affiliate**" means, with respect to any specified Person, any other Person who, directly or indirectly, controls, is controlled by, or is under common control with such Person, including without limitation any general partner, managing member, officer, director or trustee of such Person, or any venture capital fund or registered investment company now or hereafter existing that is controlled by one or more general partners (or member thereof), managing members (or member thereof) or investment adviser of, or shares the same management company (or member thereof) or investment adviser with, such Person.

1.2 "**Board of Directors**" means the board of directors of the Company.

1.3 "**Certificate of Incorporation**" means the Company's Amended and Restated Certificate of Incorporation, as amended and/or restated from time to time.

1.4 "**Common Stock**" means shares of the Company's common stock, par value $0.00001 per share.

1.5 "**Competitor**" means a Person engaged, directly or indirectly (including through any partnership, limited liability company, corporation, joint venture or similar arrangement

(whether now existing or formed hereafter)), in a business that offers products or services that are directly or indirectly competitive with the products or services of the Company, including products or services which are in actual or demonstrably anticipated research or development by the Company, but shall not include (i) any financial investment firm or collective investment vehicle that, together with its Affiliates, holds less than twenty percent (20%) of the outstanding equity of any Competitor and does not, nor do any of its Affiliates, have a right to designate any members of the board of directors of any Competitor; provided, however, that none of Core Innovation Capital III, L.P. ("**Core**"), NEO 2.0, L.P. ("**NEO**"), Forerunner Partners V, L.P. ("**Forerunner**") or any of their respective Affiliates will be deemed to be a Competitor.

1.6 "**Damages**" means any loss, damage, claim or liability (joint or several) to which a party hereto may become subject under the Securities Act, the Exchange Act, or other federal or state law, insofar as such loss, damage, claim or liability (or any action in respect thereof) arises out of or is based upon: (i) any untrue statement or alleged untrue statement of a material fact contained in any registration statement of the Company, including any preliminary prospectus or final prospectus contained therein or any amendments or supplements thereto; (ii) an omission or alleged omission to state therein a material fact required to be stated therein, or necessary to make the statements therein not misleading; or (iii) any violation or alleged violation by the indemnifying party (or any of its agents or Affiliates) of the Securities Act, the Exchange Act, any state securities law, or any rule or regulation promulgated under the Securities Act, the Exchange Act, or any state securities law.

1.7 "**Derivative Securities**" means any securities or rights convertible into, or exercisable or exchangeable for (in each case, directly or indirectly)**,** Common Stock, including options and warrants.

1.8 "**Exchange Act**" means the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.

1.9 "**Excluded Registration**" means (i) a registration relating to the sale or grant of securities to employees of the Company or a subsidiary pursuant to a stock option, stock purchase, equity incentive or similar plan; (ii) a registration relating to an SEC Rule 145 transaction; (iii) a registration on any form that does not include substantially the same information as would be required to be included in a registration statement covering the sale of the Registrable Securities; or (iv) a registration in which the only Common Stock being registered is Common Stock issuable upon conversion of debt securities that are also being registered.

1.10 "**Form S-1**" means such form under the Securities Act as in effect on the date hereof or any successor registration form under the Securities Act subsequently adopted by the SEC.

1.11 "**Form S-3**" means such form under the Securities Act as in effect on the date hereof or any registration form under the Securities Act subsequently adopted by the SEC that permits forward incorporation of substantial information by reference to other documents filed by the Company with the SEC.

1.12 "**GAAP**" means generally accepted accounting principles in the United States as in effect from time to time.

1.13 "**Holder**" means any holder of Registrable Securities who is a party to this Agreement.

1.14 "**Immediate Family Member**" means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law, including, adoptive relationships, of a natural person referred to herein.

1.15 "**Initiating Holders**" means, collectively, Holders who properly initiate a registration request under this Agreement.

1.16 "**IPO**" means the Company's first underwritten public offering of its Common Stock under the Securities Act.

1.17 "**Key Holder Registrable Securities**" means the shares of Common Stock held by the Key Holders, and any Common Stock issued as (or issuable upon the conversion or exercise of any warrant, right, or other security that is issued as) a dividend or other distribution with respect to, or in exchange for or in replacement of such shares.

1.18 "**Major Investor**" means any Investor that, together with its Affiliates holds at least 215,000 shares of the outstanding Preferred Stock (subject to subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to the Preferred Stock).

1.19 "**New Securities**" means, collectively, (i) Tokens, and (ii) equity securities of the Company, whether or not currently authorized, as well as rights, options, or warrants to purchase such equity securities or Tokens, or securities of any type whatsoever that are, or may become, convertible or exchangeable into or exercisable for such equity securities or Tokens.

1.20 "**Person**" means any individual, corporation, partnership, trust, limited liability company, association or other entity.

1.21 "**Preferred Directors**" means the Series A Director and the Series Seed Director.

1.22 "**Preferred Stock**" means the Company's Preferred Stock, par value $0.00001 per share.

1.23 "**Registrable Securities**" means (i) the Common Stock issuable or issued upon conversion of the Preferred Stock; (ii) any Common Stock, or any Common Stock issued or issuable (directly or indirectly) upon conversion and/or exercise of any other securities of the Company, acquired by the Investors after the date hereof; (iii) the Key Holder Registrable Securities, provided, however, that such Key Holder Registrable Securities shall not be deemed Registrable Securities and the Key Holders shall not be deemed Holders for the purposes of Subsections 2.1 (and any other applicable Subsections with respect to registrations under Subsection 2.1) and 2.10; and (iv) any Common Stock issued as (or issuable upon the conversion or exercise of any warrant, right or other security that is issued as) a dividend or other distribution with respect to, or in exchange for or in replacement of, the shares referenced in clauses (i) and (ii) above; excluding in all cases, however, any Registrable Securities sold by a Person in a transaction in which the applicable rights under this Agreement are not assigned pursuant to Subsection 6.1, and excluding for purposes of Section 2 any shares for which registration rights have terminated pursuant to Subsection 2.13 of this Agreement.

1.24 "**Registrable Securities then outstanding**" means the number of shares determined by adding the number of shares of outstanding Common Stock that are Registrable Securities

and the number of shares of Common Stock issuable (directly or indirectly) pursuant to then exercisable and/or convertible securities that are Registrable Securities.

1.25 "**Restricted Securities**" means the securities of the Company required to be notated with the legend set forth in Subsection 2.12(b) hereof.

1.26 "**SEC**" means the Securities and Exchange Commission.

1.27 "**SEC Rule 144**" means Rule 144 promulgated by the SEC under the Securities Act.

1.28 "**SEC Rule 145**" means Rule 145 promulgated by the SEC under the Securities Act.

1.29 "**Securities Act**" means the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.

1.30 "**Selling Expenses**" means all underwriting discounts, selling commissions, and stock transfer taxes applicable to the sale of Registrable Securities, and fees and disbursements of counsel for any Holder, except for the fees and disbursements of the Selling Holder Counsel borne and paid by the Company as provided in Subsection 2.6.

1.31 "**Series A Director**" means a director of the Company that the holders of record of Series A Preferred Stock are entitled to elect, exclusively and as a separate class, pursuant to the Certificate of Incorporation.

1.32 "**Series Seed Director**" means a director of the Company that the holders of record of Series Seed Preferred are entitled to elect, voting together as a single class on an as-converted basis, pursuant to the Certificate of Incorporation.

1.33 "**Series Seed Preferred**" means, collectively, the Series Seed Preferred Stock, Series Seed-1 Preferred Stock, Series Seed-2 Preferred Stock, Series Seed-3 Preferred Stock and Series Seed-4 Preferred Stock.

1.34 "**Series Seed Preferred Stock**" means shares of the Company's Series Seed Preferred Stock, par value $0.00001 per share.

1.35 "**Series Seed-1 Preferred Stock**" means shares of the Company's Series Seed-1 Preferred Stock, par value $0.00001 per share.

1.36 "**Series Seed-2 Preferred Stock**" means shares of the Company's Series Seed-2 Preferred Stock, par value $0.00001 per share.

1.37 "**Series Seed-3 Preferred Stock**" means shares of the Company's Series Seed-3 Preferred Stock, par value $0.00001 per share.

1.38 "**Series Seed-4 Preferred Stock**" means shares of the Company's Series Seed-4 Preferred Stock, par value $0.00001 per share.

1.39 "**Tokens**" means, collectively, all cryptographic tokens, coins or convertible virtual currencies issued or issuable by the Company, whether or not currently authorized, as

well as rights, options, or warrants to purchase such tokens, coins or convertible virtual currencies, or instruments of any type whatsoever that are, or may become, convertible or exchangeable into or exercisable for such tokens, coins or convertible virtual currencies.

2. Registration Rights. The Company covenants and agrees as follows:

2.1 Demand Registration.

(a) Form S-1 Demand. If at any time after the earlier of (i) seven (7) years after the date of this Agreement or (ii) one hundred eighty (180) days after the effective date of the registration statement for the IPO, the Company receives a request from Holders of at least thirty percent (30%) of the Registrable Securities then outstanding that the Company file a Form S-1 registration statement covering the registration of Registrable Securities with an anticipated aggregate offering price, net of Selling Expenses, of at least $10 million, then the Company shall (x) within ten (10) days after the date such request is given, give notice thereof (the "**Demand Notice**") to all Holders other than the Initiating Holders; and (y) as soon as practicable, and in any event within sixty (60) days after the date such request is given by the Initiating Holders, file a Form S-1 registration statement under the Securities Act covering all Registrable Securities that the Initiating Holders requested to be registered and any additional Registrable Securities requested to be included in such registration by any other Holders, as specified by notice given by each such Holder to the Company within twenty (20) days of the date the Demand Notice is given, and in each case, subject to the limitations of Subsections 2.1(c) and 2.3.

(b) Form S-3 Demand. If at any time when it is eligible to use a Form S-3 registration statement, the Company receives a request from Holders of at least thirty percent (30%) of the Registrable Securities then outstanding that the Company file a Form S-3 registration statement with respect to outstanding Registrable Securities of such Holders having an anticipated aggregate offering price, net of Selling Expenses, of at least $5 million, then the Company shall (i) within ten (10) days after the date such request is given, give a Demand Notice to all Holders other than the Initiating Holders; and (ii) as soon as practicable, and in any event within forty-five (45) days after the date such request is given by the Initiating Holders, file a Form S-3 registration statement under the Securities Act covering all Registrable Securities requested to be included in such registration by any other Holders, as specified by notice given by each such Holder to the Company within twenty (20) days of the date the Demand Notice is given, and in each case, subject to the limitations of Subsections 2.1(c) and 2.3.

(c) Notwithstanding the foregoing obligations, if the Company furnishes to Holders requesting a registration pursuant to this Subsection 2.1 a certificate signed by the Company's chief executive officer stating that in the good faith judgment of the Board of Directors it would be materially detrimental to the Company and its stockholders for such registration statement to either become effective or remain effective for as long as such registration statement otherwise would be required to remain effective, because such action would (i) materially interfere with a significant acquisition, corporate reorganization, or other similar transaction involving the Company; (ii) require premature disclosure of material information that the Company has a bona fide business purpose for preserving as confidential; or (iii) render the Company unable to comply with requirements under the Securities Act or Exchange Act, then the Company shall have the right to defer taking action with respect to such filing, and any time periods with respect to filing or effectiveness thereof shall be tolled correspondingly, for a period of not more than ninety (90) days after the request of the Initiating Holders is given; provided, however, that the Company may not invoke this right more than once in any twelve (12) month period; and provided further that the Company shall not register any securities for its own account or that of any other stockholder during such ninety (90) day period other than an Excluded Registration.

(d) The Company shall not be obligated to effect, or to take any action to effect, any registration pursuant to Subsection 2.1(a)(i) during the period that is sixty (60) days before the Company's good faith estimate of the date of filing of, and ending on a date that is one hundred eighty (180) days after the effective date of, a Company-initiated registration, provided that the Company is actively employing in good faith commercially reasonable efforts to cause such registration statement to become effective; (ii) after the Company has effected two registrations pursuant to Subsection 2.1(a); or (iii) if the Initiating Holders propose to dispose of shares of Registrable Securities that may be immediately registered on Form S-3 pursuant to a request made pursuant to Subsection 2.1(b). The Company shall not be obligated to effect, or to take any action to effect, any registration pursuant to Subsection 2.1(b) (x) during the period that is thirty (30) days before the Company's good faith estimate of the date of filing of, and ending on a date that is ninety (90) days after the effective date of, a Company-initiated registration, provided that the Company is actively employing in good faith commercially reasonable efforts to cause such registration statement to become effective; or (y) if the Company has effected two registrations pursuant to Subsection 2.1(b) within the twelve (12) month period immediately preceding the date of such request. A registration shall not be counted as "effected" for purposes of this Subsection 2.1(d) until such time as the applicable registration statement has been declared effective by the SEC, unless the Initiating Holders withdraw their request for such registration, elect not to pay the registration expenses therefor, and forfeit their right to one demand registration statement pursuant to Subsection 2.6, in which case such withdrawn registration statement shall be counted as "effected" for purposes of this Subsection 2.1(d); provided, that if such withdrawal is during a period the Company has deferred taking action pursuant to Subsection 2.1(c), then the Initiating Holders may withdraw their request for registration and such registration will not be counted as "effected" for purposes of this Subsection 2.1(d).

2.2 Company Registration. If the Company proposes to register (including, for this purpose, a registration effected by the Company for stockholders other than the Holders) any of its securities under the Securities Act in connection with the public offering of such securities solely for cash (other than in an Excluded Registration), the Company shall, at such time, promptly give each Holder notice of such registration. Upon the request of each Holder given within twenty (20) days after such notice is given by the Company, the Company shall, subject to the provisions of Subsection 2.3, cause to be registered all of the Registrable Securities that each such Holder has requested to be included in such registration. The Company shall have the right to terminate or withdraw any registration initiated by it under this Subsection 2.2 before the effective date of such registration, whether or not any Holder has elected to include Registrable Securities in such registration. The expenses (other than Selling Expenses) of such withdrawn registration shall be borne by the Company in accordance with Subsection 2.6.

2.3 Underwriting Requirements.

(a) If, pursuant to Subsection 2.1, the Initiating Holders intend to distribute the Registrable Securities covered by their request by means of an underwriting, they shall so advise the Company as a part of their request made pursuant to Subsection 2.1, and the Company shall include such information in the Demand Notice. The underwriter(s) will be selected by the Board of Directors and shall be reasonably acceptable to a majority in interest of the Initiating Holders. In such event, the right of any Holder to include such Holder's Registrable Securities in such registration shall be conditioned upon such Holder's participation in such underwriting and the inclusion of such Holder's Registrable Securities in the underwriting to the extent provided herein. All Holders proposing to distribute their securities through such underwriting shall (together with the Company as provided in Subsection 2.4(e)) enter into an underwriting agreement in customary form with the underwriter(s) selected for such underwriting. Notwithstanding any other provision of this Subsection 2.3, if the underwriters advise the Initiating Holders in writing that marketing factors require a limitation on the number of shares to be underwritten, then the Initiating Holders shall so advise all Holders of Registrable Securities that otherwise would be underwritten pursuant hereto,

and the number of Registrable Securities that may be included in the underwriting shall be allocated among such Holders of Registrable Securities, including the Initiating Holders, in proportion (as nearly as practicable) to the number of Registrable Securities owned by each Holder or in such other proportion as shall mutually be agreed to by all such selling Holders; provided, however, that the number of Registrable Securities held by the Holders to be included in such underwriting shall not be reduced unless all other securities are first entirely excluded from the underwriting. To facilitate the allocation of shares in accordance with the above provisions, the Company or the underwriters may round the number of shares allocated to any Holder to the nearest one hundred (100) shares.

(b) In connection with any offering involving an underwriting of shares of the Company's capital stock pursuant to Subsection 2.2, the Company shall not be required to include any of the Holders' Registrable Securities in such underwriting unless the Holders accept the terms of the underwriting as agreed upon between the Company and its underwriters, and then only in such quantity as the underwriters in their sole discretion determine will not jeopardize the success of the offering by the Company. If the total number of securities, including Registrable Securities, requested by stockholders to be included in such offering exceeds the number of securities to be sold (other than by the Company) that the underwriters in their reasonable discretion determine is compatible with the success of the offering, then the Company shall be required to include in the offering only that number of such securities, including Registrable Securities, which the underwriters and the Company in their sole discretion determine will not jeopardize the success of the offering. If the underwriters determine that less than all of the Registrable Securities requested to be registered can be included in such offering, then the Registrable Securities that are included in such offering shall be allocated among the selling Holders in proportion (as nearly as practicable to) the number of Registrable Securities owned by each selling Holder or in such other proportions as shall mutually be agreed to by all such selling Holders. To facilitate the allocation of shares in accordance with the above provisions, the Company or the underwriters may round the number of shares allocated to any Holder to the nearest one hundred (100) shares. Notwithstanding the foregoing, in no event shall (i) the number of Registrable Securities included in the offering be reduced unless all other securities (other than securities to be sold by the Company) are first entirely excluded from the offering, (ii) the number of Registrable Securities included in the offering be reduced below twenty percent (20%) of the total number of securities included in such offering, unless such offering is the IPO, in which case the selling Holders may be excluded further if the underwriters make the determination described above and no other stockholder's securities are included in such offering or (iii) notwithstanding (ii) above, any Registrable Securities which are not Key Holder Registrable Securities be excluded from such underwriting unless all Key Holder Registrable Securities are first excluded from such offering. For purposes of the provision in this Subsection 2.3(b) concerning apportionment, for any selling Holder that is a partnership, limited liability company, or corporation, the partners, members, retired partners, retired members, stockholders, and Affiliates of such Holder, or the estates and Immediate Family Members of any such partners, retired partners, members, and retired members and any trusts for the benefit of any of the foregoing Persons, shall be deemed to be a single "selling Holder," and any pro rata reduction with respect to such "selling Holder" shall be based upon the aggregate number of Registrable Securities owned by all Persons included in such "selling Holder," as defined in this sentence.

(c) For purposes of Subsection 2.1, a registration shall not be counted as "effected" if, as a result of an exercise of the underwriter's cutback provisions in Subsection 2.3(a), fewer than a majority of the total number of Registrable Securities that Holders have requested to be included in such registration statement are actually included.

2.4 Obligations of the Company. Whenever required under this Section 2 to effect the registration of any Registrable Securities, the Company shall, as expeditiously as reasonably possible:

(a) prepare and file with the SEC a registration statement with respect to such Registrable Securities and use its commercially reasonable efforts to cause such registration statement to become effective and, upon the request of the Holders of a majority of the Registrable Securities registered thereunder, keep such registration statement effective for a period of up to one hundred twenty (120) days or, if earlier, until the distribution contemplated in the registration statement has been completed; provided, however, that such one hundred twenty (120) day period shall be extended for a period of time equal to the period the Holder refrains, at the request of an underwriter of Common Stock (or other securities) of the Company, from selling any securities included in such registration;

(b) prepare and file with the SEC such amendments and supplements to such registration statement, and the prospectus used in connection with such registration statement, as may be necessary to comply with the Securities Act in order to enable the disposition of all securities covered by such registration statement;

(c) furnish to the selling Holders such numbers of copies of a prospectus, including a preliminary prospectus, as required by the Securities Act, and such other documents as the Holders may reasonably request in order to facilitate their disposition of their Registrable Securities;

(d) use its commercially reasonable efforts to register and qualify the securities covered by such registration statement under such other securities or blue-sky laws of such jurisdictions as shall be reasonably requested by the selling Holders; provided that the Company shall not be required to qualify to do business or to file a general consent to service of process in any such states or jurisdictions, unless the Company is already subject to service in such jurisdiction and except as may be required by the Securities Act;

(e) in the event of any underwritten public offering, enter into and perform its obligations under an underwriting agreement, in usual and customary form, with the underwriter(s) of such offering;

(f) use its commercially reasonable efforts to cause all such Registrable Securities covered by such registration statement to be listed on a national securities exchange or trading system and each securities exchange and trading system (if any) on which similar securities issued by the Company are then listed;

(g) provide a transfer agent and registrar for all Registrable Securities registered pursuant to this Agreement and provide a CUSIP number for all such Registrable Securities, in each case not later than the effective date of such registration;

(h) promptly make available for inspection by the selling Holders, any underwriters participating in any disposition pursuant to such registration statement, and any attorney or accountant or other agent retained by any such underwriter or selected by the selling Holders, all financial and other records, pertinent corporate documents, and properties of the Company, and cause the Company's officers, directors, employees, and independent accountants to supply all information reasonably requested by any such seller, underwriter, attorney, accountant, or agent, in each case, as necessary or advisable to verify the accuracy of the information in such registration statement and to conduct appropriate due diligence in connection therewith;

(i) notify each selling Holder, promptly after the Company receives notice thereof, of the time when such registration statement has been declared effective or a supplement to any prospectus forming a part of such registration statement has been filed; and

(j) after such registration statement becomes effective, notify each selling Holder of any request by the SEC that the Company amend or supplement such registration statement or prospectus.

In addition, the Company shall ensure that, at all times after any registration statement covering a public offering of securities of the Company under the Securities Act shall have become effective, its insider trading policy shall provide that the Company's directors may implement a trading program under Rule 10b5-1 of the Exchange Act.

2.5 Furnish Information. It shall be a condition precedent to the obligations of the Company to take any action pursuant to this Section 2 with respect to the Registrable Securities of any selling Holder that such Holder shall furnish to the Company such information regarding itself, the Registrable Securities held by it, and the intended method of disposition of such securities as is reasonably required to effect the registration of such Holder's Registrable Securities.

2.6 Expenses of Registration. All expenses (other than Selling Expenses) incurred in connection with registrations, filings, or qualifications pursuant to Section 2, including all registration, filing, and qualification fees; printers' and accounting fees; fees and disbursements of counsel for the Company; and the reasonable fees and disbursements, not to exceed $50,000, of one counsel for the selling Holders ("**Selling Holder Counsel**"), shall be borne and paid by the Company; provided, however, that the Company shall not be required to pay for any expenses of any registration proceeding begun pursuant to Subsection 2.1 if the registration request is subsequently withdrawn at the request of the Holders of a majority of the Registrable Securities to be registered (in which case all selling Holders shall bear such expenses pro rata based upon the number of Registrable Securities that were to be included in the withdrawn registration), unless the Holders of a majority of the Registrable Securities agree to forfeit their right to one registration pursuant to Subsections 2.1(a) or 2.1(b), as the case may be; provided further that if, at the time of such withdrawal, the Holders shall have learned of a material adverse change in the condition, business, or prospects of the Company from that known to the Holders at the time of their request and have withdrawn the request with reasonable promptness after learning of such information then the Holders shall not be required to pay any of such expenses and shall not forfeit their right to one registration pursuant to Subsections 2.1(a) or 2.1(b). All Selling Expenses relating to Registrable Securities registered pursuant to this Section 2 shall be borne and paid by the Holders pro rata on the basis of the number of Registrable Securities registered on their behalf.

2.7 Delay of Registration. No Holder shall have any right to obtain or seek an injunction restraining or otherwise delaying any registration pursuant to this Agreement as the result of any controversy that might arise with respect to the interpretation or implementation of this Section 2.

2.8 Indemnification. If any Registrable Securities are included in a registration statement under this Section 2:

(a) To the extent permitted by law, the Company will indemnify and hold harmless each selling Holder, and the partners, members, officers, directors, and stockholders of each such Holder; legal counsel and accountants for each such Holder; any underwriter (as defined in the Securities Act) for each such Holder; and each Person, if any, who controls such Holder or underwriter within the meaning of the Securities Act or the Exchange Act, against any Damages, and the Company will pay to each such Holder, underwriter, controlling Person, or other aforementioned Person any legal or other expenses reasonably incurred thereby in connection with investigating or defending any claim or proceeding from which Damages may result, as such expenses are incurred; provided, however, that the indemnity agreement contained in this Subsection 2.8(a) shall not apply to amounts paid in settlement of

any such claim or proceeding if such settlement is effected without the consent of the Company, which consent shall not be unreasonably withheld, nor shall the Company be liable for any Damages to the extent that they arise out of or are based upon actions or omissions made in reliance upon and in conformity with written information furnished by or on behalf of any such Holder, underwriter, controlling Person, or other aforementioned Person expressly for use in connection with such registration.

(b) To the extent permitted by law, each selling Holder, severally and not jointly, will indemnify and hold harmless the Company, and each of its directors, each of its officers who has signed the registration statement, each Person (if any), who controls the Company within the meaning of the Securities Act, legal counsel and accountants for the Company, any underwriter (as defined in the Securities Act), any other Holder selling securities in such registration statement, and any controlling Person of any such underwriter or other Holder, against any Damages, in each case only to the extent that such Damages arise out of or are based upon actions or omissions made in reliance upon and in conformity with written information furnished by or on behalf of such selling Holder expressly for use in connection with such registration; and each such selling Holder will pay to the Company and each other aforementioned Person any legal or other expenses reasonably incurred thereby in connection with investigating or defending any claim or proceeding from which Damages may result, as such expenses are incurred; provided, however, that the indemnity agreement contained in this Subsection 2.8(b) shall not apply to amounts paid in settlement of any such claim or proceeding if such settlement is effected without the consent of the Holder, which consent shall not be unreasonably withheld; and provided further that in no event shall the aggregate amounts payable by any Holder by way of indemnity or contribution under Subsections 2.8(b) and 2.8(d) exceed the proceeds from the offering received by such Holder (net of any Selling Expenses paid by such Holder), except in the case of fraud or willful misconduct by such Holder.

(c) Promptly after receipt by an indemnified party under this Subsection 2.8 of notice of the commencement of any action (including any governmental action) for which a party may be entitled to indemnification hereunder, such indemnified party will, if a claim in respect thereof is to be made against any indemnifying party under this Subsection 2.8, give the indemnifying party notice of the commencement thereof. The indemnifying party shall have the right to participate in such action and, to the extent the indemnifying party so desires, participate jointly with any other indemnifying party to which notice has been given, and to assume the defense thereof with counsel mutually satisfactory to the parties; provided, however, that an indemnified party (together with all other indemnified parties that may be represented without conflict by one counsel) shall have the right to retain one separate counsel, with the fees and expenses to be paid by the indemnifying party, if representation of such indemnified party by the counsel retained by the indemnifying party would be inappropriate due to actual or potential differing interests between such indemnified party and any other party represented by such counsel in such action. The failure to give notice to the indemnifying party within a reasonable time of the commencement of any such action shall relieve such indemnifying party of any liability to the indemnified party under this Subsection 2.8, to the extent that such failure materially prejudices the indemnifying party's ability to defend such action.

(d) To provide for just and equitable contribution to joint liability under the Securities Act in any case in which either: (i) any party otherwise entitled to indemnification hereunder makes a claim for indemnification pursuant to this Subsection 2.8 but it is judicially determined (by the entry of a final judgment or decree by a court of competent jurisdiction and the expiration of time to appeal or the denial of the last right of appeal) that such indemnification may not be enforced in such case, notwithstanding the fact that this Subsection 2.8 provides for indemnification in such case, or (ii) contribution under the Securities Act may be required on the part of any party hereto for which indemnification is provided under this Subsection 2.8, then, and in each such case, such parties will contribute to the aggregate losses, claims, damages, liabilities, or expenses to which they may be subject

(after contribution from others) in such proportion as is appropriate to reflect the relative fault of each of the indemnifying party and the indemnified party in connection with the statements, omissions, or other actions that resulted in such loss, claim, damage, liability, or expense, as well as to reflect any other relevant equitable considerations. The relative fault of the indemnifying party and of the indemnified party shall be determined by reference to, among other things, whether the untrue or allegedly untrue statement of a material fact, or the omission or alleged omission of a material fact, relates to information supplied by the indemnifying party or by the indemnified party and the parties' relative intent, knowledge, access to information, and opportunity to correct or prevent such statement or omission; provided, however, that, in any such case (x) no Holder will be required to contribute any amount in excess of the public offering price of all such Registrable Securities offered and sold by such Holder pursuant to such registration statement, and (y) no Person guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Securities Act) will be entitled to contribution from any Person who was not guilty of such fraudulent misrepresentation; and provided further that in no event shall a Holder's liability pursuant to this Subsection 2.8(d), when combined with the amounts paid or payable by such Holder pursuant to Subsection 2.8(b), exceed the proceeds from the offering received by such Holder (net of any Selling Expenses paid by such Holder), except in the case of willful misconduct or fraud by such Holder.

(e) Unless otherwise superseded by an underwriting agreement entered into in connection with the underwritten public offering, the obligations of the Company and Holders under this Subsection 2.8 shall survive the completion of any offering of Registrable Securities in a registration under this Section 2, and otherwise shall survive the termination of this Agreement.

2.9 Reports Under Exchange Act. With a view to making available to the Holders the benefits of SEC Rule 144 and any other rule or regulation of the SEC that may at any time permit a Holder to sell securities of the Company to the public without registration or pursuant to a registration on Form S-3, the Company shall:

(a) make and keep available adequate current public information, as those terms are understood and defined in SEC Rule 144, at all times after the effective date of the registration statement filed by the Company for the IPO;

(b) use commercially reasonable efforts to file with the SEC in a timely manner all reports and other documents required of the Company under the Securities Act and the Exchange Act (at any time after the Company has become subject to such reporting requirements); and

(c) furnish to any Holder, so long as the Holder owns any Registrable Securities, forthwith upon request (i) to the extent accurate, a written statement by the Company that it has complied with the reporting requirements of SEC Rule 144 (at any time after ninety (90) days after the effective date of the registration statement filed by the Company for the IPO), the Securities Act, and the Exchange Act (at any time after the Company has become subject to such reporting requirements), or that it qualifies as a registrant whose securities may be resold pursuant to Form S-3 (at any time after the Company so qualifies); (ii) a copy of the most recent annual or quarterly report of the Company and such other reports and documents so filed by the Company; and (iii) such other information as may be reasonably requested in availing any Holder of any rule or regulation of the SEC that permits the selling of any such securities without registration (at any time after the Company has become subject to the reporting requirements under the Exchange Act) or pursuant to Form S-3 (at any time after the Company so qualifies to use such form).

2.10 Limitations on Subsequent Registration Rights. From and after the date of this Agreement, the Company shall not, without the prior written consent of the Holders of a majority of

the Registrable Securities then outstanding, enter into any agreement with any holder or prospective holder of any securities of the Company that would (a) allow such holder or prospective holder to include such securities in any registration unless, under the terms of such agreement, such holder or prospective holder may include such securities in any such registration only to the extent that the inclusion of such securities will not reduce the number of the Registrable Securities of the Holders that are included; or (b) allow such holder or prospective holder to initiate a demand for registration of any securities held by such holder or prospective holder; provided that this limitation shall not apply to Registrable Securities acquired by any additional Investor that becomes a party to this Agreement in accordance with Subsection 6.9.

2.11 "Market Stand-off" Agreement. Each Holder hereby agrees that it will not, without the prior written consent of the managing underwriter, during the period commencing on the date of the final prospectus relating to the registration by the Company for its own behalf of shares of its Common Stock or any other equity securities under the Securities Act on a registration statement on Form S-1 and ending on the date specified by the Company and the managing underwriter (such period not to exceed one hundred eighty (180) days in the case of the IPO, or such other period as may be requested by the Company or an underwriter to accommodate regulatory restrictions on (1) the publication or other distribution of research reports and (2) analyst recommendations and opinions, including, but not limited to, the restrictions contained in FINRA Rule 2711(f)(4) or NYSE Rule 472(f)(4), or any successor provisions or amendments thereto), (a) lend; offer; pledge; sell; contract to sell; sell any option or contract to purchase; purchase any option or contract to sell; grant any option, right, or warrant to purchase; or otherwise transfer or dispose of, directly or indirectly, any shares of Common Stock or any securities convertible into or exercisable or exchangeable (directly or indirectly) for Common Stock held immediately before the effective date of the registration statement for such offering or (b) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of such securities, whether any such transaction described in clause (a) or (b) above is to be settled by delivery of Common Stock or other securities, in cash, or otherwise. The foregoing provisions of this Subsection 2.11 shall apply only to the IPO, shall not apply to the sale of any shares to an underwriter pursuant to an underwriting agreement, or the transfer of any shares to any trust for the direct or indirect benefit of the Holder or the immediate family of the Holder, provided that the trustee of the trust agrees to be bound in writing by the restrictions set forth herein, and provided further that any such transfer shall not involve a disposition for value, and shall be applicable to the Holders only if all officers and directors are subject to the same restrictions and the Company uses commercially reasonable efforts to obtain a similar agreement from all stockholders individually owning more than one percent (1%) of the Company's outstanding Common Stock (after giving effect to conversion into Common Stock of all outstanding Preferred Stock). The underwriters in connection with such registration are intended third-party beneficiaries of this Subsection 2.11 and shall have the right, power and authority to enforce the provisions hereof as though they were a party hereto. Each Holder further agrees to execute such agreements as may be reasonably requested by the underwriters in connection with such registration that are consistent with this Subsection 2.11 or that are necessary to give further effect thereto. Any discretionary waiver or termination of the restrictions of any or all of such agreements by the Company or the underwriters shall apply pro rata to all Company stockholders that are subject to such agreements, based on the number of shares subject to such agreements.

2.12 Restrictions on Transfer.

(a) The Preferred Stock and the Registrable Securities shall not be sold, pledged, or otherwise transferred, and the Company shall not recognize and shall issue stop-transfer instructions to its transfer agent with respect to any such sale, pledge, or transfer, except upon the conditions specified in this Agreement, which conditions are intended to ensure compliance with the provisions of the Securities Act. A transferring Holder will cause any proposed purchaser, pledgee, or transferee of the

Preferred Stock and the Registrable Securities held by such Holder to agree to take and hold such securities subject to the provisions and upon the conditions specified in this Agreement.

(b) Each certificate, instrument, or book entry representing (i) the Preferred Stock, (ii) the Registrable Securities, and (iii) any other securities issued in respect of the securities referenced in clauses (i) and (ii), upon any stock split, stock dividend, recapitalization, merger, consolidation, or similar event, shall (unless otherwise permitted by the provisions of Subsection 2.12(c)) be notated with a legend substantially in the following form:

> THE SECURITIES REPRESENTED HEREBY HAVE BEEN ACQUIRED FOR INVESTMENT AND HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933. SUCH SHARES MAY NOT BE SOLD, PLEDGED, OR TRANSFERRED IN THE ABSENCE OF SUCH REGISTRATION OR A VALID EXEMPTION FROM THE REGISTRATION AND PROSPECTUS DELIVERY REQUIREMENTS OF SAID ACT.
>
> THE SECURITIES REPRESENTED HEREBY MAY BE TRANSFERRED ONLY IN ACCORDANCE WITH THE TERMS OF AN AGREEMENT BETWEEN THE COMPANY AND THE STOCKHOLDER, A COPY OF WHICH IS ON FILE WITH THE SECRETARY OF THE COMPANY.

The Holders consent to the Company making a notation in its records and giving instructions to any transfer agent of the Restricted Securities in order to implement the restrictions on transfer set forth in this Subsection 2.12.

(c) The holder of such Restricted Securities, by acceptance of ownership thereof, agrees to comply in all respects with the provisions of this Section 2. Before any proposed sale, pledge, or transfer of any Restricted Securities, unless there is in effect a registration statement under the Securities Act covering the proposed transaction, the Holder thereof shall give notice to the Company of such Holder's intention to effect such sale, pledge, or transfer. Each such notice shall describe the manner and circumstances of the proposed sale, pledge, or transfer in sufficient detail and, if reasonably requested by the Company, shall be accompanied at such Holder's expense by either (i) a written opinion of legal counsel who shall, and whose legal opinion shall, be reasonably satisfactory to the Company, addressed to the Company, to the effect that the proposed transaction may be effected without registration under the Securities Act; (ii) a "no action" letter from the SEC to the effect that the proposed sale, pledge, or transfer of such Restricted Securities without registration will not result in a recommendation by the staff of the SEC that action be taken with respect thereto; or (iii) any other evidence reasonably satisfactory to counsel to the Company to the effect that the proposed sale, pledge, or transfer of the Restricted Securities may be effected without registration under the Securities Act, whereupon the Holder of such Restricted Securities shall be entitled to sell, pledge, or transfer such Restricted Securities in accordance with the terms of the notice given by the Holder to the Company. The Company will not require such a legal opinion or "no action" letter (x) in any transaction in compliance with SEC Rule 144; or (y) in any transaction in which such Holder distributes Restricted Securities to an Affiliate of such Holder for no consideration; provided that each transferee agrees in writing to be subject to the terms of this Subsection 2.12. Each certificate, instrument, or book entry representing the Restricted Securities transferred as above provided shall be notated with, except if such transfer is made pursuant to SEC Rule 144, the appropriate restrictive legend set forth in Subsection 2.12(b), except that such certificate instrument, or book entry shall not be notated with such restrictive legend if, in the opinion of counsel for such Holder and the Company, such legend is not required in order to establish compliance with any provisions of the Securities Act.

2.13 Termination of Registration Rights. The right of any Holder to request registration or inclusion of Registrable Securities in any registration pursuant to Subsections 2.1 or 2.2 shall terminate upon the earliest to occur of:

(a) the closing of a Deemed Liquidation Event (as such term is defined in the Certificate of Incorporation);

(b) such time after the consummation of the IPO as Rule 144 or another similar exemption under the Securities Act is available for the sale of all of such Holder's shares without limitation during a three-month period without registration; and

(c) the fifth (5th) anniversary of the date of the IPO.

3. Information and Observer Rights.

3.1 Delivery of Financial Statements. The Company shall deliver to each Major Investor, provided that the Board of Directors has not reasonably determined that such Major Investor is a Competitor:

(a) as soon as practicable, but in any event within one hundred twenty (120) days after the end of each fiscal year of the Company (i) a balance sheet as of the end of such year, (ii) statements of income and of cash flows for such year, and a comparison between (x) the actual amounts as of and for such fiscal year and (y) the comparable amounts for the prior year and as included in the Budget (as defined in Subsection 3(e)) for such year, and (iii) a statement of stockholders' equity as of the end of such year, all prepared in accordance with GAAP (except that such financial statements may not contain all notes thereto that may be required in accordance with GAAP); provided, however, that the annual financial statements delivered pursuant to this Subsection 3.1(a) shall be audited beginning with the fiscal year ending December 31, 2023, and such audited financials may be delivered within one hundred eighty (180) days after the end of each fiscal year of the Company; and

(b) as soon as practicable, but in any event within forty-five (45) days after the end of each quarter of each fiscal year of the Company, unaudited statements of income and cash flows for such fiscal quarter, an unaudited balance sheet and a statement of stockholders' equity as of the end of such fiscal quarter, all prepared in accordance with GAAP (except that such financial statements may (i) be subject to normal year-end audit adjustments; and (ii) not contain all notes thereto that may be required in accordance with GAAP);

(c) as soon as practicable, but in any event within forty-five (45) days after the end of each quarter of each fiscal year of the Company, a statement showing the number of shares of each class and series of capital stock and securities convertible into or exercisable for shares of capital stock outstanding at the end of the period, the Common Stock issuable upon conversion or exercise of any outstanding securities convertible or exercisable for Common Stock and the exchange ratio or exercise price applicable thereto, and the number of shares of issued stock options and stock options not yet issued but reserved for issuance, if any, all in sufficient detail as to permit the Major Investors to calculate their respective percentage equity ownership in the Company, and certified by the chief financial officer or chief executive officer of the Company as being true, complete, and correct; provided, that if the Company has made available to the Major Investors access to an electronic share management program such as Carta, such access shall satisfy in full all obligations under this Subsection 3.1(c);

(d) as soon as practicable, but in any event within thirty (30) days after the end of each month, an unaudited income statement and statement of cash flows for such month, and an unaudited balance sheet as of the end of such month, all prepared in accordance with GAAP (except that such financial statements may (i) be subject to normal year-end audit adjustments and (ii) not contain all notes thereto that may be required in accordance with GAAP);;

(e) as soon as practicable, but in any event thirty (30) days before the end of each fiscal year, a budget and business plan for the next fiscal year (the "**Budget**"), prepared on a monthly basis, and promptly after prepared, any other budgets or revised budgets prepared by the Company;

(f) as soon as practicable, but in any event within forty-five (45) days after the end of each quarter of each fiscal year of the Company, sufficient information to determine approximately what proportion of the Company's assets constituted real property during such quarter; and

(g) such other information relating to the financial condition, business, prospects, or corporate affairs of the Company as any Major Investor may from time to time reasonably request; provided, however, that the Company shall not be obligated under this Subsection 3.1 to provide information (i) that the Company reasonably determines in good faith to be a trade secret or confidential information (unless covered by an enforceable confidentiality agreement, in a form acceptable to the Company); or (ii) the disclosure of which would adversely affect the attorney-client privilege between the Company and its counsel.

If, for any period, the Company has any subsidiary whose accounts are consolidated with those of the Company, then in respect of such period the financial statements delivered pursuant to the foregoing sections shall be the consolidated and consolidating financial statements of the Company and all such consolidated subsidiaries.

Notwithstanding anything else in this Subsection 3.1 to the contrary, the Company may cease providing the information set forth in this Subsection 3.1 during the period starting with the date sixty (60) days before the Company's good-faith estimate of the date of filing of a registration statement if it reasonably concludes it must do so to comply with the SEC rules applicable to such registration statement and related offering; provided that the Company's covenants under this Subsection 3.1 shall be reinstated at such time as the Company is no longer actively employing its commercially reasonable efforts to cause such registration statement to become effective.

If, for any period, the Company has any subsidiary whose accounts are consolidated with those of the Company, then in respect of such period the financial statements delivered pursuant to the foregoing sections shall be the consolidated and consolidating financial statements of the Company and all such consolidated subsidiaries.

3.2 Inspection. The Company shall permit each Major Investor (provided that the Board of Directors has not reasonably determined that such Major Investor is a Competitor), at such Major Investor's expense, to visit and inspect the Company's properties; examine its books of account and records; and discuss the Company's affairs, finances, and accounts with its officers, during normal business hours of the Company as may be reasonably requested by the Major Investor; provided, however, that the Company shall not be obligated pursuant to this Subsection 3.2 to provide access to any information that it reasonably and in good faith considers to be a trade secret or confidential information (unless covered by an enforceable confidentiality agreement, in form acceptable to the Company) or the disclosure of which would adversely affect the attorney-client privilege between the Company and its counsel.

3.3 Observer Rights. As long as Core owns not less than twenty-five percent (25%) of the shares of Series Seed Preferred Stock it is purchasing under the Purchase Agreement (or an equivalent amount of Common Stock issued upon conversion thereof), the Company shall invite a representative of Core to attend all meetings of the Board of Directors in a nonvoting observer capacity and, in this respect, shall give such representative copies of all notices, minutes, consents and other materials that it provides to its directors at the same time and in the same manner as provided to such directors; provided, however, that such representative shall agree to hold in confidence all information so provided; and provided further, that the Company reserves the right to withhold any information and to exclude such representative from any meeting or portion thereof if access to such information or attendance at such meeting could adversely affect the attorney-client privilege between the Company and its counsel or result in disclosure of trade secrets or a conflict of interest, or if such Investor or its representative is a Competitor.

3.4 Termination of Information Rights and Observer Rights. The covenants set forth in Subsections 3.1, 3.2 and 3.3 will terminate and be of no further force or effect (i) immediately before the consummation of the IPO, (ii) when the Company first becomes subject to the periodic reporting requirements of Section 12(g) or 15(d) of the Exchange Act, or (iii) upon a Deemed Liquidation Event, as such term is defined in the Certificate of Incorporation, whichever event occurs first.

3.5 Confidentiality. Each Investor agrees that such Investor will keep confidential and will not disclose, divulge, or use for any purpose (other than to monitor or make decisions with respect to its investment in the Company) any confidential information obtained from the Company pursuant to the terms of this Agreement (including notice of the Company's intention to file a registration statement), unless such confidential information (a) is known or becomes known to the public in general (other than as a result of a breach of this Subsection 3.4 by such Investor), (b) is or has been independently developed or conceived by the Investor without use of the Company's confidential information, or (c) is or has been made known or disclosed to the Investor by a third party without a breach of any obligation of confidentiality such third party may have to the Company; provided, however, that an Investor may disclose confidential information (i) to its attorneys, accountants, consultants, and other professionals to the extent reasonably necessary to obtain their services in connection with monitoring or making decisions with respect to its investment in the Company; (ii) to any prospective purchaser of any Registrable Securities from such Investor, if such prospective purchaser agrees to be bound by the provisions of this Subsection 3.4; (iii) to any Affiliate, partner, member, stockholder, or wholly owned subsidiary of such Investor in the ordinary course of business, provided that such Investor informs such Person that such information is confidential and directs such Person to maintain the confidentiality of such information; or (iv) as may otherwise be required by law, provided that the Investor promptly notifies the Company of such disclosure and takes reasonable steps to minimize the extent of any such required disclosure.

4. Rights to Future Stock Issuances.

4.1 Right of First Offer. Subject to the terms and conditions of this Subsection 4.1 and applicable securities laws, if the Company proposes to offer or sell any New Securities, the Company shall first offer such New Securities to each Major Investor. A Major Investor shall be entitled to apportion the right of first offer hereby granted to it in such proportions as it deems appropriate, among (i) itself and (ii) its Affiliates.

(a) The Company shall give notice (the "**Offer Notice**") to each Major Investor, stating (i) its bona fide intention to offer such New Securities, (ii) the number of such New Securities to be offered, and (iii) the price and terms, if any, upon which it proposes to offer such New Securities.

(b) By notification to the Company within twenty (20) days after the Offer Notice is given, each Major Investor may elect to purchase or otherwise acquire, at the price and on the terms specified in the Offer Notice, up to that portion of such New Securities which equals the proportion that the Common Stock then held by such Major Investor (including all shares of Common Stock then issuable (directly or indirectly) upon conversion and/or exercise, as applicable, of the Preferred Stock and any other Derivative Securities then held by such Major Investor) bears to the total Common Stock of the Company then outstanding (assuming full conversion and/or exercise, as applicable, of all Preferred Stock and other Derivative Securities then outstanding). At the expiration of such twenty (20) day period, the Company shall promptly notify each Major Investor that elects to purchase or acquire all the shares available to it (each, a "**Fully Exercising Investor**") of any other Major Investor's failure to do likewise. During the ten (10) day period commencing after the Company has given such notice, each Fully Exercising Investor may, by giving notice to the Company, elect to purchase or acquire, in addition to the number of shares specified above, up to that portion of the New Securities for which Major Investors were entitled to subscribe but that were not subscribed for by the Major Investors which is equal to the proportion that the Common Stock issued and held, or issuable (directly or indirectly) upon conversion and/or exercise, as applicable, of Preferred Stock and any other Derivative Securities then held, by such Fully Exercising Investor bears to the Common Stock issued and held, or issuable (directly or indirectly) upon conversion and/or exercise, as applicable, of the Preferred Stock and any other Derivative Securities then held, by all Fully Exercising Investors who wish to purchase such unsubscribed shares. The closing of any sale pursuant to this Subsection 4.1(b) shall occur within the later of ninety (90) days of the date that the Offer Notice is given and the date of initial sale of New Securities pursuant to Subsection 4.1(c).

(c) If all New Securities referred to in the Offer Notice are not elected to be purchased or acquired as provided in Subsection 4.1(b), the Company may, during the ninety (90) day period following the expiration of the periods provided in Subsection 4.1(b), offer and sell the remaining unsubscribed portion of such New Securities to any Person or Persons at a price not less than, and upon terms no more favorable to the offeree than, those specified in the Offer Notice. If the Company does not enter into an agreement for the sale of the New Securities within such period, or if such agreement is not consummated within thirty (30) days of the execution thereof, the right provided hereunder shall be deemed to be revived and such New Securities shall not be offered unless first reoffered to the Major Investors in accordance with this Subsection 4.1.

(d) The right of first offer in this Subsection 4.1 shall not be applicable to Exempted Securities (as defined in the Certificate of Incorporation) or to Additional Shares (as defined in the Purchase Agreement).

4.2 Termination. The covenants set forth in Subsection 4.1 shall terminate and be of no further force or effect (i) immediately before the consummation of the IPO, (ii) when the Company first becomes subject to the periodic reporting requirements of Section 12(g) or 15(d) of the Exchange Act or (iii) upon a Deemed Liquidation Event, as such term is defined in the Certificate of Incorporation, whichever event occurs first.

5. Additional Covenants.

5.1 Insurance. The Company shall use its reasonable best efforts to maintain, from financially sound and reputable insurers, Directors and Officers liability insurance in an amount of not less than $1,000,000 in aggregate, until such time as the Board of Directors determines that such insurance should be discontinued. The policy shall not be cancelable by the Company without prior approval by the Board of Directors, including the Preferred Directors. The Company shall deliver to a Major

Investor, within a reasonable time following the request of such Major Investor, a certification that such a Directors and Officers liability insurance policy remains in effect.

5.2 Employee Agreements. The Company will cause each person now or hereafter employed by it or by any subsidiary (or engaged by the Company or any subsidiary as a consultant/independent contractor) with access to confidential information and/or trade secrets to enter into a nondisclosure and proprietary rights assignment agreement, and with respect to employees, as permissible by applicable law, a one (1) year nonsolicitation agreement, substantially in the form approved by the Board of Directors.

5.3 Employee Stock. Unless otherwise approved by the Board of Directors (including the affirmative approval of at least one Preferred Director, if any are then sitting), all future employees and consultants of the Company who purchase, receive options to purchase, or receive awards of shares of the Company's capital stock after the date hereof shall be required to execute restricted stock or option agreements, as applicable, providing for (i) vesting of shares over a period of not less than four (4) years, with the first twenty-five percent (25%) of such shares vesting following twelve (12) months of continued employment or service, and the remaining shares vesting in equal monthly installments over the following thirty-six (36) months, (ii) no acceleration of vesting upon a change in control, termination of service or otherwise and (iii) a market stand-off provision substantially similar to that in Subsection 2.11.

5.4 Matters Requiring Preferred Director Approvals. During such time or times as the holders of the Series Seed Preferred are entitled to elect the Series Seed Director or the holders of the Series A Preferred Stock are entitled to elect the Series A Director, and at least one of such Preferred Directors is then sitting, the Company hereby covenants and agrees with each of the Investors that it shall not, without approval of the Board of Directors, which approval must include at least one Preferred Director:

(a) make, or permit any subsidiary to make, any loan or advance to, or own any stock or other securities of, any subsidiary or other corporation, partnership, or other entity unless it is wholly owned by, or is a limited liability company or a series limited liability company that is exclusively managed by, the Company;

(b) make, or permit any subsidiary to make, any loan or advance to any Person, including, without limitation, any employee or director of the Company or any subsidiary, except advances and similar expenditures in the ordinary course of business or under the terms of an employee stock or option plan approved by the Board of Directors;

(c) guarantee, directly or indirectly, or permit any subsidiary to guarantee, directly or indirectly, any indebtedness except for guarantees of indebtedness secured by a first-position lien on real estate assets or trade accounts of the Company or any subsidiary arising in the ordinary course of business;

(d) make any investment inconsistent with any investment policy approved by the Board of Directors;

(e) incur any aggregate indebtedness in excess of $1,000,000 that is not already included in the Budget (as defined in Section 3.1(e)), other than equipment leases and trade credit incurred in the ordinary course of business;

(f) enter into or be a party to any transaction with any director, officer or employee of the Company or any associate (as defined in Rule 12b-2 promulgated under the Exchange Act)

of any such person except transactions made in the ordinary course of business and pursuant to reasonable requirements of the Company's business and upon fair and reasonable terms that are approved by a majority of the Board of Directors;

(g) hire, terminate, or change the compensation of the executive officers, including approving any option grants or stock awards to executive officers;

(h) change the principal business of the Company, enter new lines of business, or exit the current line of business;

(i) sell, assign, license, pledge, or encumber material technology or intellectual property, other than licenses granted in the ordinary course of business; or

(j) enter into any corporate strategic relationship involving the payment, contribution, or assignment by the Company or to the Company of money or assets greater than $250,000.

5.5 Board Matters. Unless otherwise determined by the vote of a majority of the directors then in office, the Board of Directors shall meet at least quarterly in accordance with an agreed-upon schedule. The Company shall reimburse the directors for all reasonable out-of-pocket travel expenses incurred (consistent with the Company's travel policy) in connection with attending meetings of the Board of Directors. Each non-employee director shall be entitled in such person's discretion to be a member of all committees of the Board of Directors.

5.6 Successor Indemnification. If the Company or any of its successors or assignees consolidates with or merges into any other Person and is not the continuing or surviving corporation or entity of such consolidation or merger, then to the extent necessary, proper provision shall be made so that the successors and assignees of the Company assume the obligations of the Company with respect to indemnification of members of the Board of Directors as in effect immediately before such transaction, whether such obligations are contained in the Company's Bylaws, the Certificate of Incorporation, or elsewhere, as the case may be.

5.7 Expenses of Counsel. At the outset of considering a transaction which if consummated would constitute a Sale of the Company (as defined in the Amended and Restated Voting Agreement of even date herewith among the Investors, the Company and the other parties named therein), the Company shall obtain the ability to share with one counsel for the Major Investors ("**Investor Counsel**") (and such counsel's clients) and shall share the confidential information (including, without limitation, the initial and all subsequent drafts of memoranda of understanding, letters of intent and other transaction documents and related noncompete, employment, consulting and other compensation agreements and plans) pertaining to and memorializing any of the transactions which, individually or when aggregated with others would constitute the Sale of the Company. The Company shall be obligated to share (and cause the Company's counsel and investment bankers to share) such materials when distributed to the Company's executives and/or any one (1) or more of the other parties to such transaction(s). In the event that Investor Counsel deems it appropriate, in its reasonable discretion, to enter into a joint defense (or common interest) agreement or other arrangement to enhance the ability of the parties to protect their communications and other reviewed materials under the attorney client privilege, the Company shall, and shall direct its counsel to, execute and deliver to Investor Counsel and its clients such an agreement in form and substance reasonably acceptable to Investor Counsel and the Company's counsel. In the event that one (1) or more of the other party or parties to such transactions require the clients of Investor Counsel to enter into a confidentiality agreement and/or joint defense (or common interest) agreement in order to receive such information, then the Company shall share whatever information can be shared without entry into such

agreement and shall, at the same time, in good faith work expeditiously to enable Investor Counsel and its clients to negotiate and enter into the appropriate agreement(s) without undue burden to the clients of Investor Counsel.

5.8 Indemnification Matters. The Company hereby acknowledges that the Preferred Director nominated to serve on the Board of Directors by one (1) or more Investors may have certain rights to indemnification, advancement of expenses and/or insurance provided by one (1) or more of the Investors and certain of their Affiliates (collectively, the "**Investor Indemnitors**"). The Company hereby agrees (a) that it is the indemnitor of first resort (*i.e.*, its obligations to any such Preferred Director are primary and any obligation of the Investor Indemnitors to advance expenses or to provide indemnification for the same expenses or liabilities incurred by such Preferred Director are secondary), (b) that it shall be required to advance the full amount of expenses incurred by such Preferred Director and shall be liable for the full amount of all expenses, judgments, penalties, fines and amounts paid in settlement by or on behalf of any such Preferred Director to the extent legally permitted and as required by the Certificate of Incorporation or Bylaws of the Company (or any agreement between the Company and such Preferred Director), without regard to any rights such Preferred Director may have against the Investor Indemnitors, and, (c) that it irrevocably waives, relinquishes and releases the Investor Indemnitors from any and all claims against the Investor Indemnitors for contribution, subrogation or any other recovery of any kind in respect thereof. The Company further agrees that no advancement or payment by the Investor Indemnitors on behalf of any such Preferred Director with respect to any claim for which such Preferred Director has sought indemnification from the Company shall affect the foregoing and the Investor Indemnitors shall have a right of contribution and/or be subrogated to the extent of such advancement or payment to all of the rights of recovery of such Preferred Director against the Company. The Preferred Directors and the Investor Indemnitors are intended third-party beneficiaries of this Section and shall have the right, power and authority to enforce the provisions of this Section as though they were a party to this Agreement.

5.9 Right to Conduct Activities. The Company hereby agrees and acknowledges that each of Core, NEO and Forerunner (together with their respective Affiliates) is a professional investment organization, and as such reviews the business plans and related proprietary information of many enterprises, some of which may compete directly or indirectly with the Company's business (as currently conducted or as currently propose to be conducted). Nothing in this Agreement shall preclude or in any way restrict the Investors from evaluating or purchasing securities, including publicly traded securities, of a particular enterprise, or investing or participating in any particular enterprise whether or not such enterprise has products or services which compete with those of the Company; and the Company hereby agrees that, to the extent permitted under applicable law, Core, NEO and Forerunner (and their respective Affiliates) shall not be liable to the Company for any claim arising out of, or based upon, (i) the investment by Core, NEO or Forerunner (or their respective Affiliates) in any entity competitive with the Company, or (ii) actions taken by any partner, officer, employee or other representative of Core, NEO or Forerunner (or their respective Affiliates) to assist any such competitive company, whether or not such action was taken as a member of the board of directors of such competitive company or otherwise, and whether or not such action has a detrimental effect on the Company; provided, however, that the foregoing shall not relieve (x) any of the Investors from liability associated with the unauthorized disclosure of the Company's confidential information obtained pursuant to this Agreement, or (y) any director or officer of the Company from any liability associated with his or her fiduciary duties to the Company.

5.10 FCPA. The Company covenants that it shall not (and shall not permit any of its subsidiaries or Affiliates or any of its or their respective directors, officers, managers, employees, independent contractors, representatives or agents to) promise, authorize or make any payment to, or otherwise contribute any item of value to, directly or indirectly, to any third party, including any Non-U.S.

Official (as such term is defined in the U.S. Foreign Corrupt Practices Act of 1977, as amended (the "**FCPA**")), in each case, in violation of the FCPA, the U.K. Bribery Act, or any other applicable anti-bribery or anti-corruption law. The Company further covenants that it shall (and shall cause each of its subsidiaries and Affiliates to) cease all of its or their respective activities, as well as remediate any actions taken by the Company, its subsidiaries or Affiliates, or any of their respective directors, officers, managers, employees, independent contractors, representatives or agents in violation of the FCPA, the U.K. Bribery Act, or any other applicable anti-bribery or anti-corruption law. The Company further covenants that it shall (and shall cause each of its subsidiaries and Affiliates to) maintain systems of internal controls (including, but not limited to, accounting systems, purchasing systems and billing systems) to ensure compliance with the FCPA, the U.K. Bribery Act, or any other applicable anti-bribery or anti-corruption law. Upon request, the Company agrees to provide responsive information and/or certifications concerning its compliance with applicable anti-corruption laws. The Company shall promptly notify each Investor if the Company becomes aware of any allegation, voluntary disclosure, investigation, prosecution or other enforcement action related to the FCPA or any other anti-corruption law. The Company shall, and shall cause any direct or indirect subsidiary or entity controlled by it, whether now in existence or formed in the future, to comply with the FCPA. The Company shall use its best efforts to cause any direct or indirect subsidiary, whether now in existence or formed in the future, to comply in all material respects with all applicable laws.

5.11 Cybersecurity. The Company shall use commercially reasonable efforts to (a) in the ordinary course of business, continue to identify and restrict access (including through physical and/or technical controls) to the Company's confidential business information and trade secrets and any information about identified or identifiable natural persons maintained by or on behalf of the Company (collectively, "**Protected Data**") to those individuals who have a need to access it and (b) maintain reasonable physical, technical and administrative safeguards designed to protect the confidentiality, integrity and availability of its technology and systems (including servers, laptops, desktops, cloud, containers, virtual environments and data centers) and all Protected Data. The Company shall evaluate on a periodic basis at least annually whether such safeguards should be updated to maintain a level of security appropriate to the risk posed to Company systems and Protected Data. The Company shall educate its employees about the proper use and storage of Protected Data, including periodic training as determined reasonably necessary by the Company or the Board of Directors.

5.12 Real Property Holding Corporation. The Company shall conduct its affairs so as to avoid the Company being treated as a "United States Real Property Holding Corporation" within the meaning of Section 897(c)(2) of the Internal Revenue Code of 1986, as amended (the "**Code**"), and any applicable regulations promulgated thereunder ("**USRPHC**"). The Company shall notify the Investors promptly following any "determination date" (as defined in Treasury Regulations section 1.897-2(c)(1)) or otherwise within five (5) business days of becoming aware that the Company is, or is reasonably likely to be, a USRPHC. In addition, at any time upon an Investor's request, the Company shall issue a statement to the Investor, in form and substance as described in Treasury Regulations sections 1.897-2(h)(1) and 1.1445-2(c) (or any successor regulations) and signed under penalties of perjury, regarding whether any interest in the Company constitutes a "U.S. real property interest" within the meaning of Section 897(c) of the Code, together with an executed notice to the Internal Revenue Service described in Treasury Regulations section 1.897-2(h)(2) (or any successor regulation). Such statement shall be delivered within ten (10) business days of the Investor's written request therefor.

5.13 Termination of Covenants. The covenants set forth in this Section 5 other than Subsections 5.6, 5.8 and 5.9, will terminate and be of no further force or effect (i) immediately before the consummation of the IPO or (ii) when the Company first becomes subject to the periodic reporting requirements of Section 12(g) or 15(d) of the Exchange Act, or (iii) upon a Deemed Liquidation Event, as such term is defined in the Certificate of Incorporation, whichever event occurs first.

6. Miscellaneous.

6.1 Successors and Assigns. The rights under this Agreement may be assigned (but only with all related obligations) by a Holder to a transferee of Registrable Securities that (i) is an Affiliate of a Holder; (ii) is a Holder's Immediate Family Member or trust for the benefit of an individual Holder or one or more of such Holder's Immediate Family Members; or (iii) after such transfer, holds at least the number of shares of Registrable Securities necessary to qualify as a Major Investor; provided, however, that (x) the Company is, within a reasonable time after such transfer, furnished with written notice of the name and address of such transferee and the Registrable Securities with respect to which such rights are being transferred; and (y) such transferee agrees in a written instrument delivered to the Company to be bound by and subject to the terms and conditions of this Agreement, including the provisions of Subsection 2.11. For the purposes of determining the number of shares of Registrable Securities held by a transferee, the holdings of a transferee (1) that is an Affiliate or stockholder of a Holder; (2) who is a Holder's Immediate Family Member; or (3) that is a trust for the benefit of an individual Holder or such Holder's Immediate Family Member shall be aggregated together and with those of the transferring Holder; provided further that all transferees who would not qualify individually for assignment of rights shall have a single attorney-in-fact for the purpose of exercising any rights, receiving notices, or taking any action under this Agreement. The terms and conditions of this Agreement inure to the benefit of and are binding upon the respective successors and permitted assignees of the parties. Nothing in this Agreement, express or implied, is intended to confer upon any party other than the parties hereto or their respective successors and permitted assignees any rights, remedies, obligations or liabilities under or by reason of this Agreement, except as expressly provided herein.

6.2 Governing Law. This Agreement shall be governed by the internal law of the State of Delaware without regard to conflict of law principles that would result in the application of any law other than the law of the State of Delaware.

6.3 Counterparts. This Agreement may be executed in two (2) or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument. Counterparts may be delivered via facsimile, electronic mail (including pdf or any electronic signature complying with the U.S. federal ESIGN Act of 2000, *e.g.*, www.docusign.com) or other transmission method and any counterpart so delivered shall be deemed to have been duly and validly delivered and be valid and effective for all purposes.

6.4 Titles and Subtitles. The titles and subtitles used in this Agreement are for convenience only and are not to be considered in construing or interpreting this Agreement.

6.5 Notices.

(a) All notices and other communications given or made pursuant to this Agreement shall be in writing and shall be deemed effectively given upon the earlier of actual receipt or (a) personal delivery to the party to be notified, (b) when sent, if sent by electronic mail or facsimile during normal business hours of the recipient, and if not sent during normal business hours, then on the recipient's next business day, (c) five (5) days after having been sent by registered or certified mail, return receipt requested, postage prepaid, or (d) one (1) business day after deposit with a nationally recognized overnight courier, freight prepaid, specifying next business day delivery, with written verification of receipt. All communications shall be sent to the respective parties at their address as set forth on their respective signature page, or to such email address, facsimile number or address as subsequently modified by written notice given in accordance with this Subsection 6.5. If notice is given to the Company, it shall be sent to Arrived Holdings, Inc., 500 Yale Avenue North, WeWork c/o Arrived, Seattle, WA 98109, Attention:

President; and copies (which shall not constitute notice) shall also be sent to DLA Piper LLP (US), 701 Fifth Avenue, Suite 6900, Seattle, WA 98104, Attention: Tyler Hollenbeck.

(b) Consent to Electronic Notice. Each Investor and Key Holder consents to the delivery of any stockholder notice pursuant to the Delaware General Corporation Law (the "**DGCL**"), as amended or superseded from time to time, by electronic transmission pursuant to Section 232 of the DGCL (or any successor thereto) at the electronic mail address or the facsimile number as on the books of the Company. Each Investor and Key Holder agrees to promptly notify the Company of any change in its electronic mail address, and that failure to do so shall not affect the foregoing.

6.6 Amendments and Waivers. Any term of this Agreement may be amended, modified or terminated and the observance of any term of this Agreement may be waived (either generally or in a particular instance, and either retroactively or prospectively) only with the written consent of the Company and the holders of a majority of the shares of Common Stock issued or issuable upon conversion of the shares of Preferred Stock held by the Investors; provided that the Company may in its sole discretion waive compliance with Subsection 2.12(c) (and the Company's failure to object promptly in writing after notification of a proposed assignment allegedly in violation of Subsection 2.12(c) shall be deemed to be a waiver); and provided further that any provision hereof may be waived by any waiving party on such party's own behalf, without the consent of any other party. Notwithstanding the foregoing, (a) this Agreement may not be amended, modified or terminated and the observance of any term hereof may not be waived with respect to any Investor without the written consent of such Investor, unless such amendment, modification, termination, or waiver applies to all Investors in the same fashion (it being agreed that a waiver of the provisions of Section 4 with respect to a particular transaction shall be deemed to apply to all Investors in the same fashion if such waiver does so by its terms, notwithstanding the fact that certain Investors may nonetheless, by agreement with the Company, purchase securities or Tokens in such transaction), (b) Subsections 3.1 and 3.2, Section 4 and any other section of this Agreement applicable to the Major Investors (including this clause (b) of this Subsection 6.6) may not be amended, modified, terminated or waived without the written consent of the holders of a majority of the Registrable Securities then held by the Major Investors. Notwithstanding any waiver of any of the provisions of Section 4, in the event that any Major Investor actually purchases New Securities in any offering by the Company, then to the extent other Major Investors did not consent to such waiver, or were not offered the opportunity to purchase such New Securities to the same extent as would have applied absent such waiver, such Major Investors shall be permitted to participate in such offering on a pro rata basis (based on the level of participation of the Major Investor purchasing the largest portion of such Major Investor's pro rata share of such New Securities), in accordance with Section 4. Further, this Agreement may not be amended, modified or terminated, and no provision hereof may be waived, in each case, in any way which would adversely affect the rights of the Key Holders hereunder in a manner disproportionate to any adverse effect such amendment, modification, termination or waiver would have on the rights of Investors hereunder, without also the written consent of the holders of at least a majority of the Key Holder Registrable Securities. The Company shall give prompt notice of any amendment, modification or termination hereof or waiver hereunder to any Major Investor that did not consent in writing to such amendment, modification, termination, or waiver. Any amendment, modification, termination, or waiver effected in accordance with this Subsection 6.6 shall be binding on all parties hereto, regardless of whether any such party has consented thereto. No waivers of or exceptions to any term, condition, or provision of this Agreement, in any one or more instances, shall be deemed to be or construed as a further or continuing waiver of any such term, condition, or provision.

6.7 Severability. In case any one or more of the provisions contained in this Agreement is for any reason held to be invalid, illegal or unenforceable in any respect, such invalidity, illegality, or unenforceability shall not affect any other provision of this Agreement, and such invalid,

illegal, or unenforceable provision shall be reformed and construed so that it will be valid, legal, and enforceable to the maximum extent permitted by law.

6.8 Aggregation of Stock. All shares of Registrable Securities held or acquired by Affiliates shall be aggregated together for the purpose of determining the availability of any rights under this Agreement and such Affiliated persons may apportion such rights as among themselves in any manner they deem appropriate.

6.9 Additional Investors. Notwithstanding anything to the contrary contained herein, if the Company issues additional shares of the Company's Series A Preferred Stock after the date hereof, whether pursuant to the Purchase Agreement or otherwise, any purchaser of such shares of Series A Preferred Stock may become a party to this Agreement by executing and delivering an additional counterpart signature page to this Agreement, and thereafter shall be deemed an "Investor" for all purposes hereunder. No action or consent by the Investors shall be required for such joinder to this Agreement by such additional Investor, so long as such additional Investor has agreed in writing to be bound by all of the obligations as an "Investor" hereunder.

6.11 Entire Agreement. This Agreement (including, the Exhibits and Schedules hereto) constitutes the full and entire understanding and agreement between the parties with respect to the subject matter hereof, and any other written or oral agreement relating to the subject matter hereof existing between the parties are expressly canceled. Upon the effectiveness of this Agreement, the Prior Agreement shall be deemed amended and restated and superseded and replaced in its entirety by this Agreement, and shall be of no further force or effect.

6.12 Dispute Resolution. The parties (a) hereby irrevocably and unconditionally submit to the jurisdiction of the state courts of Washington and to the jurisdiction of the United States District Court for the Western District of Washington for the purpose of any suit, action or other proceeding arising out of or based upon this Agreement, (b) agree not to commence any suit, action or other proceeding arising out of or based upon this Agreement except in the state courts of Washington or the United States District Court for the Western District of Washington, and (c) hereby waive, and agree not to assert, by way of motion, as a defense, or otherwise, in any such suit, action or proceeding, any claim that it is not subject personally to the jurisdiction of the above-named courts, that its property is exempt or immune from attachment or execution, that the suit, action or proceeding is brought in an inconvenient forum, that the venue of the suit, action or proceeding is improper or that this Agreement or the subject matter hereof may not be enforced in or by such court.

WAIVER OF JURY TRIAL: EACH PARTY HEREBY WAIVES ITS RIGHTS TO A JURY TRIAL OF ANY CLAIM OR CAUSE OF ACTION BASED UPON OR ARISING OUT OF THIS AGREEMENT, THE OTHER TRANSACTION DOCUMENTS, THE SECURITIES OR THE SUBJECT MATTER HEREOF OR THEREOF. THE SCOPE OF THIS WAIVER IS INTENDED TO BE ALL-ENCOMPASSING OF ANY AND ALL DISPUTES THAT MAY BE FILED IN ANY COURT AND THAT RELATE TO THE SUBJECT MATTER OF THIS TRANSACTION, INCLUDING, WITHOUT LIMITATION, CONTRACT CLAIMS, TORT CLAIMS (INCLUDING NEGLIGENCE), BREACH OF DUTY CLAIMS, AND ALL OTHER COMMON LAW AND STATUTORY CLAIMS. THIS SECTION HAS BEEN FULLY DISCUSSED BY EACH OF THE PARTIES HERETO AND THESE PROVISIONS WILL NOT BE SUBJECT TO ANY EXCEPTIONS. EACH PARTY HERETO HEREBY FURTHER WARRANTS AND REPRESENTS THAT SUCH PARTY HAS REVIEWED THIS WAIVER WITH ITS LEGAL COUNSEL, AND THAT SUCH PARTY KNOWINGLY AND VOLUNTARILY WAIVES ITS JURY TRIAL RIGHTS FOLLOWING CONSULTATION WITH LEGAL COUNSEL.

6.13 Costs of Enforcement. If any party to this Agreement seeks to enforce its rights under this Agreement by legal proceedings, the non-prevailing party shall pay all costs and expenses incurred by the prevailing party, including, without limitation, all reasonable attorneys' fees.

6.14 Delays or Omissions. No delay or omission to exercise any right, power, or remedy accruing to any party under this Agreement, upon any breach or default of any other party under this Agreement, shall impair any such right, power, or remedy of such nonbreaching or nondefaulting party, nor shall it be construed to be a waiver of or acquiescence to any such breach or default, or to any similar breach or default thereafter occurring, nor shall any waiver of any single breach or default be deemed a waiver of any other breach or default theretofore or thereafter occurring. All remedies, whether under this Agreement or by law or otherwise afforded to any party, shall be cumulative and not alternative.

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EXHIBIT D

VOTING AGREEMENT

ARRIVED HOLDINGS, INC.

AMENDED AND RESTATED VOTING AGREEMENT

AMENDED AND RESTATED VOTING AGREEMENT

THIS AMENDED AND RESTATED VOTING AGREEMENT (this "**Agreement**"), is made and entered into as of March 17, 2022 by and among Arrived Holdings, Inc., a Delaware corporation (the "**Company**"), each holder of the Company's Preferred Stock (the "**Preferred Stock**") listed on Schedule A (together with any subsequent investors, or transferees, who become parties hereto as "Investors" pursuant to Subsections 7.1(a) or 7.2 below, the "**Investors**"), and those certain holders of the Company's Common Stock, $0.00001 par value per share (the "**Common Stock**") listed on Schedule B (together with any subsequent stockholders or any transferees, who become parties hereto as "Common Holders" pursuant to Subsections 7.1(b) or 7.2 below, the "**Common Holders**," and together collectively with the Investors, the "**Stockholders**").

RECITALS

A. The Company, certain of the Investors and certain of the Common Holders are party to that certain Voting Agreement dated as of June 4, 2021 (the "**Prior Agreement**").

B. Concurrently with the execution of this Agreement, the Company and certain of the Investors are entering into a Series A Preferred Stock Purchase Agreement (the "**Purchase Agreement**") providing for the sale of shares of the Series A Preferred Stock, $0.00001 par value per share, of the Company ("**Series A Preferred Stock**").

C. A condition to the parties' obligations under the Purchase Agreement is that the Company, the Common Holders and the Investors amend and restate the Prior Agreement as set forth herein.

D. The Amended and Restated Certificate of Incorporation of the Company (the "**Restated Certificate**") provides that (A) the holders of record of the shares of Series A Preferred Stock, exclusively and as a separate class, shall be entitled to elect one (1) director of the Company (the "**Series A Director**"), (B) the holders of record of the shares of Series Seed Preferred (as defined therein), voting together as a single class on an as-converted basis, shall be entitled to elect one (1) director of the Company (the "**Series Seed Director**" and, together with the Series A Director, the "**Preferred Directors**"), (C) the holders of record of the shares of Common Stock, exclusively and as a separate class, shall be entitled to elect two (2) directors of the Company (the "**Common Directors**") and (D) the holders of a majority of the outstanding shares of Common Stock and of any other class or series of voting stock (including the Preferred Stock), voting together as a single class on an as-converted basis, shall be entitled to elect the balance of the total number of directors of the Company (the "**Independent Directors**").

E. In connection with the transactions contemplated by the Purchase Agreement, the parties desire to provide certain Investors with the right, among other rights, to designate the election of certain members of the board of directors of the Company (the "**Board**") in accordance with the terms of this Agreement and to document the terms on which the Stockholders are permitted to appoint directors of the Company.

F. The parties also desire to enter into this Agreement to set forth their agreements and understandings with respect to how shares of the Company's capital stock held by them will be voted in connection with an acquisition of the Company.

NOW, THEREFORE, the parties hereby agree as follows:

1. Voting Provisions Regarding the Board of Directors.

1.1 Size of the Board. Each Stockholder agrees to vote, or cause to be voted, all Shares

(as defined below) owned by such Stockholder, or over which such Stockholder has voting control, from time to time and at all times, in whatever manner as shall be necessary to ensure that the size of the Board shall be set and remain at five (5) directors. For purposes of this Agreement, the term "**Shares**" shall mean and include any securities of the Company the holders of which are entitled to vote for members of the Board, including without limitation, all shares of Common Stock and Preferred Stock, by whatever name called, now owned or subsequently acquired by a Stockholder, however acquired, whether through stock splits, stock dividends, reclassifications, recapitalizations, similar events or otherwise.

1.2 Board Composition. Each Stockholder agrees to vote, or cause to be voted, all Shares owned by such Stockholder, or over which such Stockholder has voting control, from time to time and at all times, in whatever manner as shall be necessary to ensure that at each annual or special meeting of stockholders at which an election of directors is held or pursuant to any written consent of the stockholders, subject to Section 5, the following persons shall be elected to the Board:

(a) As the Series Seed Director, one (1) person designated from time to time by Core Innovation Capital III, L.P. ("**Core**"), for so long as such Stockholder, together with its Affiliates (as defined below), continues to own at least 159,121 shares of Preferred Stock, subject to appropriate adjustment for any stock splits, stock dividends, combinations, recapitalizations and the like, which individual shall initially be Susan Ehrlich; and

(b) As the Series A Director, one (1) person designated from time to time by Forerunner Partners V, L.P. ("**Forerunner**"), for so long as such Stockholder, together with its Affiliates, continues to own at 320,850 shares of Preferred Stock, subject to appropriate adjustment for any stock splits, stock dividends, combinations, recapitalizations and the like, which individual shall initially be Brian O'Malley; and

(c) As the Common Directors, (i) one (1) person designated by the holders of a majority of the shares of outstanding Common Stock (excluding Common Stock issued upon conversion of the Preferred Stock) held by the Common Holders, which seat shall initially be Kenneth Cason, and (ii) one (1) person who is the then-serving Chief Executive Officer of the Company (the "**CEO Director**"), which individual shall initially be Ryan Frazier, provided that if for any reason the CEO Director shall cease to serve as the Chief Executive Officer of the Company, each of the Stockholders shall promptly vote their respective Shares to (x) remove the former Chief Executive Officer of the Company from the Board if such person has not resigned as a director, and (y) to elect such person's replacement as Chief Executive Officer of the Company as the new CEO Director; and

(d) As the Independent Director, one (1) person not otherwise an Affiliate of the Company or of any Investor who is (i) nominated by the holders of a majority of the shares of Common Stock outstanding (excluding Common Stock issued upon conversion of the Preferred Stock) and (ii) is reasonably acceptable to the holders of a majority of the shares of Preferred Stock, voting or consenting together as a single class on an as-converted basis (or an equivalent amount of Common Stock issued upon conversion thereof) (the "**Requisite Preferred**").

To the extent that clauses (a) or (b) above shall not be applicable, any member of the Board who would otherwise have been designated in accordance with the terms thereof shall instead be voted upon by all the Stockholders of the Company entitled to vote thereon in accordance with, and pursuant to, the Restated Certificate.

For purposes of this Agreement, an individual, firm, corporation, partnership, association, limited liability company, trust or any other entity (collectively, a "**Person**") shall be deemed an "**Affiliate**" of another Person who, directly or indirectly, controls, is controlled by or is under

common control with such Person, including, without limitation, any general partner, managing member, officer, director or trustee of such Person, or any venture capital fund or registered investment company now or hereafter existing that is controlled by one or more general partners (or member thereof), managing members (or member thereof) or investment advisers of, or shares the same management company (or member thereof) or investment adviser with, such Person.

1.3 Failure to Designate a Board Member. In the absence of any designation from the Persons or groups with the right to designate a director as specified above, the director previously designated by them and then serving shall be reelected if willing to serve unless such individual has been removed as provided herein, and otherwise such Board seat shall remain vacant until otherwise filled as provided above.

1.4 Removal of Board Members. Each Stockholder also agrees to vote, or cause to be voted, all Shares owned by such Stockholder, or over which such Stockholder has voting control, from time to time and at all times, in whatever manner as shall be necessary to ensure that:

(a) no director elected pursuant to Subsection 1.2 or 1.3 of this Agreement may be removed from office other than for cause unless (i) such removal is directed or approved by the affirmative vote of the Person or Persons entitled under Subsection 1.2 to designate that director; provided, however, that the Independent Director elected pursuant Subsection 1.2(d) may be removed at the direction or with the approval of only the holders of a majority of the shares of Common Stock outstanding (excluding Common Stock issued upon conversion of the Preferred Stock) and the approval or consent of the Requisite Preferred shall not be required for removal of the Independent Director pursuant to this Section 1.4(a); or (ii) the Person(s) originally entitled to designate or approve such director pursuant to Subsection 1.2 is no longer so entitled to designate or approve such director;

(b) any vacancies created by the resignation, removal or death of a director elected pursuant to Subsection 1.2 or 1.3 shall be filled pursuant to the provisions of this Section 1; and

(c) upon the request of any party entitled to designate a director as provided in Subsection 1.2 to remove such director, such director shall be removed; provided, for the avoidance of doubt, that the Independent Director elected pursuant Subsection 1.2(d) shall be removed pursuant to this Section 1.4(c) upon the request of the holders of a majority of the shares of Common Stock outstanding (excluding Common Stock issued upon conversion of the Preferred Stock) and the approval or consent of the Requisite Preferred shall not be required for removal of the Independent Director pursuant to this Section 1.4(c).

All Stockholders agree to execute any written consents required to perform the obligations of this Agreement, and the Company agrees at the request of any party entitled to designate directors to call a special meeting of stockholders for the purpose of electing directors.

1.5 No Liability for Election of Recommended Directors. No Stockholder, nor any Affiliate of any Stockholder, shall have any liability as a result of designating a person for election as a director for any act or omission by such designated person in his or her capacity as a director of the Company, nor shall any Stockholder have any liability as a result of voting for any such designee in accordance with the provisions of this Agreement.

1.6 No "Bad Actor" Designees. Each Person with the right to designate or participate in the designation of a director as specified above hereby represents and warrants to the Company that, to such Person's knowledge, none of the "bad actor" disqualifying events described in Rule 506(d)(1)(i)-(viii) under the Securities Act of 1933, as amended (the "**Securities Act**") (each, a "**Disqualification Event**"),

is applicable to such Person's initial designee named above except, if applicable, for a Disqualification Event as to which Rule 506(d)(2)(ii) or (iii) or (d)(3) is applicable. Any director designee to whom any Disqualification Event is applicable, except for a Disqualification Event to which Rule 506(d)(2)(ii) or (iii) or (d)(3) is applicable, is hereinafter referred to as a "**Disqualified Designee**". Each Person with the right to designate or participate in the designation of a director as specified above hereby covenants and agrees (A) not to designate or participate in the designation of any director designee who, to such Person's knowledge, is a Disqualified Designee and (B) that in the event such Person becomes aware that any individual previously designated by any such Person is or has become a Disqualified Designee, such Person shall as promptly as practicable take such actions as are necessary to remove such Disqualified Designee from the Board and designate a replacement designee who is not a Disqualified Designee.

2. Vote to Increase Authorized Common Stock. Each Stockholder agrees to vote or cause to be voted all Shares owned by such Stockholder, or over which such Stockholder has voting control, from time to time and at all times, in whatever manner as shall be necessary to increase the number of authorized shares of Common Stock from time to time to ensure that there will be sufficient shares of Common Stock available for conversion of all of the shares of Preferred Stock outstanding at any given time.

3. Drag-Along Right.

3.1 Definitions. A "**Sale of the Company**" shall mean either: (a) a transaction or series of related transactions in which a Person, or a group of related Persons, acquires from stockholders of the Company shares representing more than fifty percent (50%) of the outstanding voting power of the Company (a "**Stock Sale**"); or (b) a transaction that qualifies as a "Deemed Liquidation Event" as defined in the Restated Certificate.

3.2 Actions to be Taken. In the event that (i) the Board, (ii) the holders of a majority of the then outstanding shares of Preferred Stock, voting together as a single class on an as-converted basis (the "**Selling Investors**"), and (iii) the holders of a majority of the then outstanding shares of Common Stock (excluding Common Stock issued upon conversion of Preferred Stock) held by the holders of Common Stock then providing services to the Company as an officer, employee or consultant (collectively, (ii)-(iii) are the "**Electing Holders**") approve a Sale of the Company in writing, specifying that this Section 3 shall apply to such transaction, then, subject to the satisfaction of each of the conditions set forth in Subsection 3.3 below, each Stockholder and the Company hereby agree:

(a) if such transaction requires stockholder approval, with respect to all Shares that such Stockholder owns or over which such Stockholder otherwise exercises voting power, to vote (in person, by proxy or by action by written consent, as applicable) all Shares in favor of, and adopt, such Sale of the Company (together with any related amendment or restatement to the Restated Certificate required in order to implement such Sale of the Company) and to vote in opposition to any and all other proposals that could delay or impair the ability of the Company to consummate such Sale of the Company;

(b) if such transaction is a Stock Sale, to sell the same proportion of shares of capital stock of the Company beneficially held by such Stockholder as is being sold by the Selling Investors to the Person to whom the Selling Investors propose to sell their Shares, and, except as permitted in Subsection 3.3 below, on the same terms and conditions as the other stockholders of the Company;

(c) to execute and deliver all related documentation and take such other action in support of the Sale of the Company as shall reasonably be requested by the Company or the Selling Investors in order to carry out the terms and provision of this Section 3, including, without limitation, executing and delivering instruments of conveyance and transfer, and any purchase agreement, merger agreement, any associated indemnity agreement, or escrow agreement, any associated voting, support, or

joinder agreement, consent, waiver, governmental filing, share certificates duly endorsed for transfer (free and clear of impermissible liens, claims and encumbrances), and any similar or related documents;

(d) not to deposit, and to cause their Affiliates not to deposit, except as provided in this Agreement, any Shares of the Company owned by such party or Affiliate in a voting trust or subject any Shares to any arrangement or agreement with respect to the voting of such Shares, unless specifically requested to do so by the acquiror in connection with the Sale of the Company;

(e) to refrain from (i) exercising any dissenters' rights or rights of appraisal under applicable law at any time with respect to such Sale of the Company, or (ii) asserting any claim or commencing any suit (x) challenging the Sale of the Company or this Agreement, or (y) alleging a breach of any fiduciary duty of the Selling Investors or any affiliate or associate thereof (including, without limitation, aiding and abetting breach of fiduciary duty) in connection with the evaluation, negotiation or entry into the Sale of the Company, or the consummation of the transactions contemplated thereby;

(f) if the consideration to be paid in exchange for the Shares pursuant to this Section 3 includes any securities and due receipt thereof by any Stockholder would require under applicable law (x) the registration or qualification of such securities or of any person as a broker or dealer or agent with respect to such securities; or (y) the provision to any Stockholder of any information other than such information as a prudent issuer would generally furnish in an offering made solely to "accredited investors" as defined in Regulation D promulgated under the Securities Act, the Company may cause to be paid to any such Stockholder in lieu thereof, against surrender of the Shares which would have otherwise been sold by such Stockholder, an amount in cash equal to the fair value (as determined in good faith by the Board) of the securities which such Stockholder would otherwise receive as of the date of the issuance of such securities in exchange for the Shares; and

(g) in the event that the Selling Investors, in connection with such Sale of the Company, appoint a stockholder representative (the "**Stockholder Representative**") with respect to matters affecting the Stockholders under the applicable definitive transaction agreements following consummation of such Sale of the Company, (x) to consent to (i) the appointment of such Stockholder Representative, (ii) the establishment of any applicable escrow, expense or similar fund in connection with any indemnification or similar obligations, and (iii) the payment of such Stockholder's pro rata portion (from the applicable escrow or expense fund or otherwise) of any and all reasonable fees and expenses to such Stockholder Representative in connection with such Stockholder Representative's services and duties in connection with such Sale of the Company and its related service as the representative of the Stockholders, and (y) not to assert any claim or commence any suit against the Stockholder Representative or any other Stockholder with respect to any action or inaction taken or failed to be taken by the Stockholder Representative, within the scope of the Stockholder Representative's authority, in connection with its service as the Stockholder Representative, absent fraud, bad faith or willful misconduct.

3.3 Conditions. Notwithstanding anything to the contrary set forth herein, a Stockholder will not be required to comply with Subsection 3.2 above in connection with any proposed Sale of the Company (the "**Proposed Sale**"), unless:

(a) any representations and warranties to be made by such Stockholder in connection with the Proposed Sale are limited to representations and warranties related to authority, ownership and the ability to convey title to such Shares, including, but not limited to, representations and warranties that (i) the Stockholder holds all right, title and interest in and to the Shares such Stockholder purports to hold, free and clear of all liens and encumbrances, (ii) the obligations of the Stockholder in connection with the transaction have been duly authorized, if applicable, (iii) the documents to be entered into by the Stockholder have been duly executed by the Stockholder and delivered to the acquirer and are

enforceable (subject to customary limitations) against the Stockholder in accordance with their respective terms; and (iv) neither the execution and delivery of documents to be entered into by the Stockholder in connection with the transaction, nor the performance of the Stockholder's obligations thereunder, will cause a breach or violation of the terms of any agreement to which the Stockholder is a party, or any law or judgment, order or decree of any court or governmental agency that applies to the Stockholder;

(b) such Stockholder is not required to agree (unless such Stockholder is a Company officer or employee) to any restrictive covenant in connection with the Proposed Sale (including without limitation any covenant not to compete or covenant not to solicit customers, employees or suppliers of any party to the Proposed Sale);

(c) such Stockholder and its affiliates are not required to amend, extend or terminate any contractual or other relationship with the Company, the acquirer or their respective affiliates, except that the Stockholder may be required to agree to terminate the investment-related documents between or among such Stockholder, the Company and/or other stockholders of the Company;

(d) the Stockholder shall not be liable for the inaccuracy of any representation, warranty or covenant made by any other Person in connection with the Proposed Sale, other than the Company (except to the extent that funds may be paid out of an escrow established to cover breach of representations, warranties and covenants of the Company as well as breach by any stockholder of any identical representations, warranties and covenants provided by all stockholders);

(e) the liability for indemnification, if any, of such Stockholder in the Proposed Sale and for the inaccuracy of any representations and warranties made by the Company or its Stockholders in connection with such Proposed Sale, is several and not joint with any other Person (except to the extent that funds may be paid out of an escrow established to cover breach of representations, warranties and covenants of the Company as well as breach by any stockholder of any of identical representations, warranties and covenants provided by all stockholders), and subject to the provisions of the Restated Certificate related to the allocation of the escrow, is pro rata in proportion to, and does not exceed, the amount of consideration paid to such Stockholder in connection with such Proposed Sale;

(f) liability shall be limited to such Stockholder's applicable share (determined based on the respective proceeds payable to each Stockholder in connection with such Proposed Sale in accordance with the provisions of the Restated Certificate) of a negotiated aggregate indemnification amount that applies equally to all Stockholders but that in no event exceeds the amount of consideration otherwise payable to such Stockholder in connection with such Proposed Sale, except with respect to claims related to fraud by such Stockholder, the liability for which need not be limited as to such Stockholder;

(g) upon the consummation of the Proposed Sale (i) each holder of each class or series of the capital stock of the Company will receive the same form of consideration for their shares of such class or series as is received by other holders in respect of their shares of such same class or series of stock, (ii) each holder of a series of Preferred Stock will receive the same amount of consideration per share of such series of Preferred Stock as is received by other holders in respect of their shares of such same series, (iii) each holder of Common Stock will receive the same amount of consideration per share of Common Stock as is received by other holders in respect of their shares of Common Stock, and (iv) unless waived pursuant to the terms of the Restated Certificate and as may be required by law, the aggregate consideration receivable by all holders of the Preferred Stock and Common Stock shall be allocated among the holders of Preferred Stock and Common Stock on the basis of the relative liquidation preferences to which the holders of each respective series of Preferred Stock and the holders of Common Stock are entitled in a Deemed Liquidation Event (assuming for this purpose that the Proposed Sale is a Deemed Liquidation

Event) in accordance with the Restated Certificate in effect immediately prior to the Proposed Sale; provided, however, that, notwithstanding the foregoing provisions of this Subsection 3.3(g), if the consideration to be paid in exchange for the Common Holders' or Investors' Shares, as applicable, pursuant to this Subsection 3.3(g) includes any securities and due receipt thereof by any Common Holder or Investor would require under applicable law (x) the registration or qualification of such securities or of any person as a broker or dealer or agent with respect to such securities; or (y) the provision to any Common Holder or Investor of any information other than such information as a prudent issuer would generally furnish in an offering made solely to "accredited investors" as defined in Regulation D promulgated under the Securities Act, the Company may cause to be paid to any such Common Holder or Investor in lieu thereof, against surrender of the Common Holders' or Investors' Shares, as applicable, which would have otherwise been sold by such Common Holder or Investor, an amount in cash equal to the fair value (as determined in good faith by the Board) of the securities which such Common Holder or Investor would otherwise receive as of the date of the issuance of such securities in exchange for the Common Holders' or Investors' Shares, as applicable; and

(h) subject to clause (g) above, requiring the same form of consideration to be available to the holders of any single class or series of capital stock, if any holders of any capital stock of the Company are given an option as to the form and amount of consideration to be received as a result of the Proposed Sale, all holders of such capital stock will be given the same option; provided, however, that nothing in this Subsection 3.3(h) shall entitle any holder to receive any form of consideration that such holder would be ineligible to receive as a result of such holder's failure to satisfy any condition, requirement or limitation that is generally applicable to the Company's stockholders.

3.4 Restrictions on Sales of Control of the Company. No Stockholder shall be a party to any Stock Sale unless (a) all holders of Preferred Stock are allowed to participate in such transaction and (b) the consideration received pursuant to such transaction is allocated among the parties thereto in the manner specified in the Restated Certificate in effect immediately prior to the Stock Sale (as if such transaction were a Deemed Liquidation Event), unless the holders of at least the requisite percentage required to waive treatment of the transaction as a Deemed Liquidation Event pursuant to the terms of the Restated Certificate, elect to allocate the consideration differently by written notice given to the Company at least ten (10) days prior to the effective date of any such transaction or series of related transactions.

4. Remedies.

4.1 Covenants of the Company. The Company agrees to use its best efforts, within the requirements of applicable law, to ensure that the rights granted under this Agreement are effective and that the parties enjoy the benefits of this Agreement. Such actions include, without limitation, the use of the Company's best efforts to cause the nomination and election of the directors as provided in this Agreement.

4.2 Irrevocable Proxy and Power of Attorney. Each party to this Agreement hereby constitutes and appoints as the proxies of the party and hereby grants a power of attorney to the President of the Company, with full power of substitution, with respect to the matters set forth herein, including, without limitation, votes to increase authorized shares pursuant to Section 2 hereof and votes regarding any Sale of the Company pursuant to Section 3 hereof, and hereby authorizes each of them to represent and vote, if and only if the party (i) fails to vote, or (ii) attempts to vote (whether by proxy, in person or by written consent), in a manner which is inconsistent with the terms of this Agreement, all of such party's Shares in favor of the election of persons as members of the Board determined pursuant to and in accordance with the terms and provisions of this Agreement or the increase of authorized shares or approval of any Sale of the Company pursuant to and in accordance with the terms and provisions of Sections 2 and 3, respectively, of this Agreement or to take any action reasonably necessary to effect Sections 2 and 3, respectively, of this Agreement. The power of attorney granted hereunder shall authorize the President of

the Company to execute and deliver the documentation referred to in Section on behalf of any party failing to do so within five (5) business days of a request by the Company. Each of the proxy and power of attorney granted pursuant to the immediately preceding sentence is given in consideration of the agreements and covenants of the Company and the parties in connection with the transactions contemplated by this Agreement and, as such, each is coupled with an interest and shall be irrevocable unless and until this Agreement terminates or expires pursuant to Section 6 hereof. Each party hereto hereby revokes any and all previous proxies or powers of attorney with respect to the Shares and shall not hereafter, unless and until this Agreement terminates or expires pursuant to Section 6 hereof, purport to grant any other proxy or power of attorney with respect to any of the Shares, deposit any of the Shares into a voting trust or enter into any agreement (other than this Agreement), arrangement or understanding with any person, directly or indirectly, to vote, grant any proxy or give instructions with respect to the voting of any of the Shares, in each case, with respect to any of the matters set forth herein.

4.3 Specific Enforcement. Each party acknowledges and agrees that each party hereto will be irreparably damaged in the event any of the provisions of this Agreement are not performed by the parties in accordance with their specific terms or are otherwise breached. Accordingly, it is agreed that each of the Company and the Stockholders shall be entitled to an injunction to prevent breaches of this Agreement, and to specific enforcement of this Agreement and its terms and provisions in any action instituted in any court of the United States or any state having subject matter jurisdiction.

4.4 Remedies Cumulative. All remedies, either under this Agreement or by law or otherwise afforded to any party, shall be cumulative and not alternative.

5. Bad Actor Matters.

5.1 Definitions. For purposes of this Agreement:

(a) “Company Covered Person” means, with respect to the Company as an “issuer” for purposes of Rule 506 promulgated under the Securities Act, any Person listed in the first paragraph of Rule 506(d)(1).

(b) “Disqualified Designee” means any director designee to whom any Disqualification Event is applicable, except for a Disqualification Event as to which Rule 506(d)(2)(ii) or (iii) or (d)(3) is applicable.

(c) “Disqualification Event” means a “bad actor” disqualifying event described in Rule 506(d)(1)(i)-(viii) promulgated under the Securities Act.

(d) “Rule 506(d) Related Party” means, with respect to any Person, any other Person that is a beneficial owner of such first Person’s securities for purposes of Rule 506(d) under the Securities Act.

5.2 Representations.

(a) Each Person with the right to designate or participate in the designation of a director pursuant to this Agreement hereby represents that (i) such Person has exercised reasonable care to determine whether any Disqualification Event is applicable to such Person, any director designee designated by such Person pursuant to this Agreement or any of such Person’s Rule 506(d) Related Parties, except, if applicable, for a Disqualification Event as to which Rule 506(d)(2)(ii) or (iii) or (d)(3) is applicable and (ii) no Disqualification Event is applicable to such Person, any Board member designated by such Person pursuant to this Agreement or any of such Person’s Rule 506(d) Related Parties, except, if applicable, for a Disqualification Event as to which Rule 506(d)(2)(ii) or (iii) or (d)(3) is applicable.

Notwithstanding anything to the contrary in this Agreement, each Investor makes no representation regarding any Person that may be deemed to be a beneficial owner of the Company's voting equity securities held by such Investor solely by virtue of that Person being or becoming a party to (x) this Agreement, as may be subsequently amended, or (y) any other contract or written agreement to which the Company and such Investor are parties regarding (1) the voting power, which includes the power to vote or to direct the voting of, such security; and/or (2) the investment power, which includes the power to dispose, or to direct the disposition of, such security.

(b) The Company hereby represents and warrants to the Investors that no Disqualification Event is applicable to the Company or, to the Company's knowledge, any Company Covered Person, except for a Disqualification Event as to which Rule 506(d)(2)(ii–iv) or (d)(3) is applicable.

5.3 Covenants. Each Person with the right to designate or participate in the designation of a director pursuant to this Agreement covenants and agrees (i) not to designate or participate in the designation of any director designee who, to such Person's knowledge, is a Disqualified Designee, (ii) to exercise reasonable care to determine whether any director designee designated by such person is a Disqualified Designee, (iii) that in the event such Person becomes aware that any individual previously designated by any such Person is or has become a Disqualified Designee, such Person shall as promptly as practicable take such actions as are necessary to remove such Disqualified Designee from the Board and designate a replacement designee who is not a Disqualified Designee, and (iv) to notify the Company promptly in writing in the event a Disqualification Event becomes applicable to such Person or any of its Rule 506(d) Related Parties, or, to such Person's knowledge, to such Person's initial designee named in Section 1, except, if applicable, for a Disqualification Event as to which Rule 506(d)(2)(ii) or (iii) or (d)(3) is applicable.

6. Term. This Agreement shall be effective as of the date hereof and shall continue in effect until and shall terminate upon the earliest to occur of (a) the consummation of the Company's first underwritten public offering of its Common Stock (other than a registration statement relating either to the sale of securities to employees of the Company pursuant to its stock option, stock purchase or similar plan or an SEC Rule 145 transaction); (b) a transaction that qualifies as a Deemed Liquidation Event (as defined in the Restated Certificate), provided that the provisions of Section 3 hereof will continue after the closing of any Sale of the Company to the extent necessary to enforce the provisions of Section 3 with respect to such Sale of the Company; and (c) termination of this Agreement in accordance with Subsection 7.8 below.

7. Miscellaneous.

7.1 Additional Parties.

(a) Notwithstanding anything to the contrary contained herein, if the Company issues additional shares of Preferred Stock after the date hereof pursuant to the Purchase Agreement, as a condition to the issuance of such shares the Company shall require that any such purchaser of Preferred Stock become a party to this Agreement by executing and delivering (i) the Adoption Agreement attached to this Agreement as Exhibit A, or (ii) a counterpart signature page hereto agreeing to be bound by and subject to the terms of this Agreement as an Investor and Stockholder hereunder. In either event, each such person shall thereafter shall be deemed an Investor and Stockholder for all purposes under this Agreement.

(b) In the event that after the date of this Agreement, the Company enters into an agreement with any Person to issue shares of capital stock to such Person (other than to a purchaser of Preferred Stock described in Subsection 7.1(a) above), following which such Person shall hold Shares

constituting one percent (1%) or more of the Company's then outstanding Common Stock (treating for this purpose all shares of Common Stock issuable upon exercise of or conversion of outstanding options, warrants or convertible securities, as if exercised and/or converted or exchanged), then, the Company shall cause such Person, as a condition precedent to entering into such agreement, to become a party to this Agreement by executing an Adoption Agreement in the form attached hereto as Exhibit A, agreeing to be bound by and subject to the terms of this Agreement as a Common Holder and Stockholder and thereafter such person shall be deemed a Common Holder and Stockholder for all purposes under this Agreement.

7.2 Transfers. Each transferee or assignee of any Shares subject to this Agreement shall continue to be subject to the terms hereof, and, as a condition precedent to the Company's recognizing such transfer, each transferee or assignee shall agree in writing to be subject to each of the terms of this Agreement by executing and delivering an Adoption Agreement substantially in the form attached hereto as Exhibit A. Upon the execution and delivery of an Adoption Agreement by any transferee, such transferee shall be deemed to be a party hereto as if such transferee were the transferor and such transferee's signature appeared on the signature pages of this Agreement and shall be deemed to be an Investor and Stockholder, or Common Holder and Stockholder, as applicable. The Company shall not permit the transfer of the Shares subject to this Agreement on its books or issue a new certificate representing any such Shares unless and until such transferee shall have complied with the terms of this Subsection 7.2. Each certificate instrument, or book entry representing the Shares subject to this Agreement if issued on or after the date of this Agreement shall be notated by the Company with the legend set forth in Subsection 7.12.

7.3 Successors and Assigns. The terms and conditions of this Agreement shall inure to the benefit of and be binding upon the respective successors and assigns of the parties. Nothing in this Agreement, express or implied, is intended to confer upon any party other than the parties hereto or their respective successors and assigns any rights, remedies, obligations, or liabilities under or by reason of this Agreement, except as expressly provided in this Agreement.

7.4 Governing Law. This Agreement shall be governed by the internal law of the State of Delaware, without regard to conflict of law principles that would result in the application of any law other than the law of the State of Delaware.

7.5 Counterparts. This Agreement may be executed in two (2) or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument. Counterparts may be delivered via facsimile, electronic mail (including pdf or any electronic signature complying with the U.S. federal ESIGN Act of 2000, *e.g.*, www.docusign.com) or other transmission method and any counterpart so delivered shall be deemed to have been duly and validly delivered and be valid and effective for all purposes.

7.6 Titles and Subtitles. The titles and subtitles used in this Agreement are used for convenience only and are not to be considered in construing or interpreting this Agreement.

7.7 Notices.

(a) All notices and other communications given or made pursuant to this Agreement shall be in writing and shall be deemed effectively given upon the earlier of actual receipt or (a) personal delivery to the party to be notified, (b) when sent, if sent by electronic mail or facsimile during normal business hours of the recipient, and if not sent during normal business hours, then on the recipient's next business day, (c) five (5) days after having been sent by registered or certified mail, return receipt requested, postage prepaid, or (d) one (1) business day after deposit with a nationally recognized overnight courier, freight prepaid, specifying next business day delivery, with written verification of receipt. All communications shall be sent to the respective parties at their address as set forth on their respective

signature page, as the case may be, or to such email address, facsimile number or address as subsequently modified by written notice given in accordance with this Subsection 7.7. If notice is given to the Company, it shall be sent to Arrived Holdings, Inc., 500 Yale Avenue North, WeWork c/o Arrived, Seattle, WA 98109, Attention: President; and copies (which shall not constitute notice) shall also be sent to DLA Piper LLP (US), 701 Fifth Avenue, Suite 6900, Seattle, WA 98104, Attention: Tyler Hollenbeck.

(b) Each Investor and Common Holder consents to the delivery of any stockholder notice pursuant to the Delaware General Corporation Law (the "**DGCL**"), as amended or superseded from time to time, by electronic transmission pursuant to Section 232 of the DGCL (or any successor thereto) at the electronic mail address or the facsimile number set forth below such Investor's or Common Holder's signature below, as updated from time to time by notice to the Company, or as on the books of the Company. Each Investor and Common Holder agrees to promptly notify the Company of any change in its electronic mail address, and that failure to do so shall not affect the foregoing.

7.8 Consent Required to Amend, Modify, Terminate or Waive. This Agreement may be amended, modified or terminated and the observance of any term hereof may be waived (either generally or in a particular instance and either retroactively or prospectively) only by a written instrument executed by (i) the Company; (ii) the Common Holders holding a majority of the Shares then held by the Common Holders (excluding Common Stock issued upon conversion of Preferred Stock); provided, however, that an amendment, modification, termination or waiver of Section 3 shall instead require execution by the Common Holders holding a majority of the Shares then held by the Common Holders (excluding Common Stock issued upon conversion of Preferred Stock) who are then providing services to the Company as officers, employees or consultants; and (iii) the holders of a majority of the shares of Common Stock issued or issuable upon conversion of the shares of Preferred Stock held by the Investors (voting together as a single class). Notwithstanding the foregoing: (A) this Agreement may not be amended, modified or terminated and the observance of any term of this Agreement may not be waived with respect to any Investor or Common Holder without the written consent of such Investor or Common Holder unless such amendment, modification, termination or waiver applies to all Investors or Common Holders, as the case may be, in the same fashion; (B) the consent of the Common Holders shall not be required for any amendment, modification, termination or waiver if such amendment, modification, termination or waiver either (1) is not directly applicable to the rights of the Common Holders hereunder or (2) does not adversely affect the rights of the Common Holders in a manner that is different than the effect on the rights of the other parties hereto; (C) any provision hereof may be waived by the waiving party on such party's own behalf, without the consent of any other party; (D) the provisions of Subsection 1.2(a) and this clause (D) of Subsection 7.8 may not be amended, modified, terminated or waived without the written consent of Core; and (E) the provisions of Subsection 1.2(b) and this clause (E) of Subsection 7.8 may not be amended, modified, terminated or waived without the written consent of Forerunner.

The Company shall give prompt written notice of any amendment, modification, termination, or waiver hereunder to any Investor that did not consent in writing thereto. Any amendment, modification, termination, or waiver effected in accordance with this Subsection 7.8 shall be binding on each party and all of such party's successors and permitted assigns, whether or not any such party, successor or assignee entered into or approved such amendment, modification, termination or waiver. For purposes of this Subsection 7.8, the requirement of a written instrument may be satisfied in the form of an action by written consent of the Stockholders circulated by the Company and executed by the Stockholder parties specified, whether or not such action by written consent makes explicit reference to the terms of this Agreement.

7.9 Delays or Omissions. No delay or omission to exercise any right, power or remedy accruing to any party under this Agreement, upon any breach or default of any other party under this Agreement, shall impair any such right, power or remedy of such non-breaching or non-defaulting party nor shall it be construed to be a waiver of any such breach or default, or an acquiescence therein, or of or

in any similar breach or default thereafter occurring; nor shall any waiver of any single breach or default be deemed a waiver of any other breach or default previously or thereafter occurring. Any waiver, permit, consent or approval of any kind or character on the part of any party of any breach or default under this Agreement, or any waiver on the part of any party of any provisions or conditions of this Agreement, must be in writing and shall be effective only to the extent specifically set forth in such writing. All remedies, either under this Agreement or by law or otherwise afforded to any party, shall be cumulative and not alternative.

7.10 Severability. The invalidity or unenforceability of any provision hereof shall in no way affect the validity or enforceability of any other provision.

7.11 Entire Agreement. Upon the effectiveness of this Agreement, the Prior Agreement shall be deemed amended and restated to read in its entirety as set forth in this Agreement. This Agreement (including the Exhibits hereto), constitutes the full and entire understanding and agreement between the parties with respect to the subject matter hereof, and any other written or oral agreement relating to the subject matter hereof existing between the parties is expressly canceled.

7.12 Share Certificate Legend. Each certificate, instrument, or book entry representing any Shares issued after the date hereof shall be notated by the Company with a legend reading substantially as follows:

> "THE SHARES REPRESENTED HEREBY ARE SUBJECT TO A VOTING AGREEMENT, AS MAY BE AMENDED FROM TIME TO TIME, (A COPY OF WHICH MAY BE OBTAINED UPON WRITTEN REQUEST FROM THE COMPANY), AND BY ACCEPTING ANY INTEREST IN SUCH SHARES THE PERSON ACCEPTING SUCH INTEREST SHALL BE DEEMED TO AGREE TO AND SHALL BECOME BOUND BY ALL THE PROVISIONS OF THAT VOTING AGREEMENT, INCLUDING CERTAIN RESTRICTIONS ON TRANSFER AND OWNERSHIP SET FORTH THEREIN."

The Company, by its execution of this Agreement, agrees that it will cause the certificates instruments, or book entry evidencing the Shares issued after the date hereof to be notated with the legend required by this Subsection 7.12 of this Agreement, and it shall supply, free of charge, a copy of this Agreement to any holder of such Shares upon written request from such holder to the Company at its principal office. The parties to this Agreement do hereby agree that the failure to cause the certificates, instruments, or book entry evidencing the Shares to be notated with the legend required by this Subsection 7.12 herein and/or the failure of the Company to supply, free of charge, a copy of this Agreement as provided hereunder shall not affect the validity or enforcement of this Agreement.

7.13 Stock Splits, Stock Dividends, etc. In the event of any issuance of Shares of the Company's voting securities hereafter to any of the Stockholders (including, without limitation, in connection with any stock split, stock dividend, recapitalization, reorganization, or the like), such Shares shall become subject to this Agreement and shall be notated with the legend set forth in Subsection 7.12.

7.14 Manner of Voting. The voting of Shares pursuant to this Agreement may be effected in person, by proxy, by written consent or in any other manner permitted by applicable law. For the avoidance of doubt, voting of the Shares pursuant to the Agreement need not make explicit reference to the terms of this Agreement.

7.15 Further Assurances. At any time or from time to time after the date hereof, the parties agree to cooperate with each other, and at the request of any other party, to execute and deliver any

further instruments or documents and to take all such further action as the other party may reasonably request in order to evidence or effectuate the consummation of the transactions contemplated hereby and to otherwise carry out the intent of the parties hereunder.

7.16 Dispute Resolution. The parties (a) hereby irrevocably and unconditionally submit to the jurisdiction of the state courts of Washington and to the jurisdiction of the United States District Court for the Western District of Washington for the purpose of any suit, action or other proceeding arising out of or based upon this Agreement, (b) agree not to commence any suit, action or other proceeding arising out of or based upon this Agreement except in the state courts of Washington or the United States District Court for the Western District of Washington, and (c) hereby waive, and agree not to assert, by way of motion, as a defense, or otherwise, in any such suit, action or proceeding, any claim that it is not subject personally to the jurisdiction of the above-named courts, that its property is exempt or immune from attachment or execution, that the suit, action or proceeding is brought in an inconvenient forum, that the venue of the suit, action or proceeding is improper or that this Agreement or the subject matter hereof may not be enforced in or by such court.

WAIVER OF JURY TRIAL: EACH PARTY HEREBY WAIVES ITS RIGHTS TO A JURY TRIAL OF ANY CLAIM OR CAUSE OF ACTION BASED UPON OR ARISING OUT OF THIS AGREEMENT, THE OTHER TRANSACTION DOCUMENTS, THE SECURITIES OR THE SUBJECT MATTER HEREOF OR THEREOF. THE SCOPE OF THIS WAIVER IS INTENDED TO BE ALL-ENCOMPASSING OF ANY AND ALL DISPUTES THAT MAY BE FILED IN ANY COURT AND THAT RELATE TO THE SUBJECT MATTER OF THIS TRANSACTION, INCLUDING, WITHOUT LIMITATION, CONTRACT CLAIMS, TORT CLAIMS (INCLUDING NEGLIGENCE), BREACH OF DUTY CLAIMS, AND ALL OTHER COMMON LAW AND STATUTORY CLAIMS. THIS SECTION HAS BEEN FULLY DISCUSSED BY EACH OF THE PARTIES HERETO AND THESE PROVISIONS WILL NOT BE SUBJECT TO ANY EXCEPTIONS. EACH PARTY HERETO HEREBY FURTHER WARRANTS AND REPRESENTS THAT SUCH PARTY HAS REVIEWED THIS WAIVER WITH ITS LEGAL COUNSEL, AND THAT SUCH PARTY KNOWINGLY AND VOLUNTARILY WAIVES ITS JURY TRIAL RIGHTS FOLLOWING CONSULTATION WITH LEGAL COUNSEL.

7.17 Costs of Enforcement. If any party to this Agreement seeks to enforce its rights under this Agreement by legal proceedings, the non-prevailing party shall pay all costs and expenses incurred by the prevailing party, including, without limitation, all reasonable attorneys' fees.

7.18 Aggregation of Stock. All Shares held or acquired by a Stockholder and/or its Affiliates shall be aggregated together for the purpose of determining the availability of any rights under this Agreement, and such Affiliated persons may apportion such rights as among themselves in any manner they deem appropriate.

[*Remainder of page intentionally left blank.*]

VOTING AGREEMENT AND IRREVOCABLE PROXY

This Voting Agreement and Irrevocable Proxy (this "***Proxy***") is entered into effective as of the date set forth below (the "***Effective Date***") by and among Ryan Frazier (the "***Proxy Holder***") and Arrived I, a series of Wefunder SPV, LLC, Arrived II, a series of Wefunds, LLC, [ENTITY NAME]_____, (collectively with any of their affiliates that may acquire any shares of capital stock in the Company, the "***Wefunder***") in order to provide voting proxy rights in respect of Arrived Holdings, Inc., a Delaware corporation (the "***Company***").

1. Wefunder hereby irrevocably (to the fullest extent permitted by the General Corporation Law of the State of Delaware (the "***DGCL***")) appoints the Proxy Holder as the sole and exclusive proxy of the Stockholder, with full power of substitution and resubstitution, to vote and exercise all voting and related rights (to the fullest extent that Wefunder is entitled to do so) with respect to all of the equity securities of the Company that now are or hereafter may be owned beneficially or of record by Wefunder, and any and all other securities of the Company issued or issuable in respect thereof, or otherwise acquired by Wefunder on or after the date hereof through exercise of derivative securities or otherwise (collectively, the "***Shares***") in accordance with the terms of this Proxy. The Shares owned beneficially or of record by Wefunder as of the date of this Proxy are listed on the signature page hereto. Upon Wefunder's execution of this Proxy, any and all prior proxies given by Wefunder with respect to any Shares are hereby revoked and Wefunder agrees not to grant any subsequent proxies with respect to the Shares until the earlier to occur of (i) twenty (20) years from the Effective Date or (ii) the written consent of the Proxy Holder (the "***Expiration***"). This Proxy shall not terminate by operation of law, or with or by the death, incompetency, disability, dissolution, bankruptcy or insolvency of the Stockholder or any other holder of the Shares. Wefunder agrees that it may not transfer the Shares unless the transferee of such Shares agrees expressly to be bound in writing by this Proxy, in addition to any other restrictions on transferability.

2. This Proxy is coupled with an interest and is irrevocable (to the fullest extent permitted by the DGCL). Wefunder recognizes that this Proxy is issued in consideration for, and as a condition to, the Company's issuance of certain Shares to Wefunder. To the extent permitted by law, this Proxy shall continue in full force and effect until the Expiration.

3. The Proxy Holder is hereby authorized and empowered by Wefunder, at any time prior to the Expiration, to act as Wefunder's proxy to vote the Shares, and to exercise all voting and other rights of Wefunder with respect to the Shares (including, without limitation, the power to execute and deliver written consents pursuant to the DGCL and waive dissenters' rights), at every annual, special or adjourned meeting of the stockholders of the Company, and in every written consent in lieu of such meetings, over all matters before the stockholders of the Company, including, but not limited to, the election of directors, the consummation of financings and the issuance and sale of new securities and the sale or exchange of all or any part of the Shares in connection with a change of control transaction.

4. All authority herein conferred shall survive the bankruptcy, dissolution or restructuring of Wefunder and any obligation of Wefunder hereunder shall be binding upon the successors and assigns of Wefunder. This Proxy shall not be amended, waived or terminated without the prior written consent of the Proxy Holder.

5. In the event that the Proxy Holder is unable to exercise the power and proxies granted herein, due to death, incompetency or otherwise, then a replacement proxy holder may be designated by the holders (a "***Common Majority***") of a majority of the then outstanding shares of the Company's common stock, and such replacement shall be deemed to be the Proxy Holder for all purposes hereunder, and accordingly shall have all power and proxies granted herein. Further, if any replacement proxy

holder may become unable to exercise the power and proxies granted herein, then an additional replacement proxy holder may be designated by a Common Majority in accordance with this paragraph 5.

6. The purpose of this Proxy is to authorize and empower the Proxy Holder to act in such manner as the Proxy Holder shall determine in his individual and sole discretion without notice to or consultation with Wefunder. Wefunder hereby acknowledges and agrees that the Proxy Holder has no fiduciary relationship with, nor does the Proxy Holder owe any fiduciary obligation to, Wefunder by virtue of the power and proxies granted herein, and Wefunder waives any claim related thereto.

7. Wefunder hereby agrees that the certificates representing the Shares shall bear the following legend until this Proxy terminates as set forth above:

> THE SHARES REPRESENTED BY THIS CERTIFICATE ARE SUBJECT TO A VOTING AGREEMENT AND IRREVOCABLE PROXY, A COPY OF WHICH IS ON FILE WITH THE SECRETARY OF THE COMPANY.

[*Signature page follows.*]

IN WITNESS WHEREOF, the parties hereto execute this Voting Agreement and Irrevocable Proxy effective as of the date set forth below.

WEFUNDER

Effective as of: [EFFECTIVE DATE]

Arrived I, a series of Wefunder SPV, LLC,
a Delaware limited liability company

By: Wefunder Admin, LLC
Its: Manager

By: *Investor Signature*
Name: Nicholas Tommarello
Title: Chief Executive Officer

Arrived II, a series of Wefunds, LLC,
a Delaware limited liability company

By: Wefunder Admin, LLC
Its: Manager

By: *Investor Signature*
Name: Nicholas Tommarello
Title: Chief Executive Officer

[ENTITY NAME],
a Delaware limited liability company

By: Wefunder Admin, LLC
Its: Manager

By: *Investor Signature*
Name: Nicholas Tommarello
Title: Chief Executive Officer

PROXY HOLDER

Founder Signature

Ryan Frazier

Shares owned by Wefunder as of the date hereof: 157,345 + [SHARES] shares of Series A Preferred Stock

Arrived Holdings, Inc.
1700 Westlake Ave N #200, Seattle, WA 98109

[EFFECTIVE DATE]

Arrived I, a series of Wefunder SPV, LLC
Arrived II, a series of Wefunds, LLC
[ENTITY NAME]
c/o Wefunder
1885 Mission St.
San Francisco, CA 94115

Re: Not a Major Investor

This letter agreement memorializes the agreement and understanding by and among Arrived Holdings, Inc., a Delaware corporation (the "Company"), and Arrived I, a series of Wefunder SPV, LLC, Arrived II, a series of Wefunds, LLC, [ENTITY NAME] (collectively with any of their Affiliates that may acquire any shares of capital stock in the Company, "Wefunder"), regarding Wefunder's lack of Major Investor status. Capitalized terms not otherwise defined herein shall have the meanings ascribed to such terms in the Amended and Restated Investors' Rights Agreement, dated March 17, 2022, by and among the Company and the investors and stockholders party thereto, as amended and/or restated from time to time (the "Rights Agreement").

Notwithstanding the definition of "Major Investor" set forth in the Rights Agreement, Wefunder shall not be considered a Major Investor thereunder regardless of how many shares of capital stock in the Company Wefunder holds at any time.

[Signature page follows.]

Very truly yours,

ARRIVED HOLDINGS, INC.

By: *Founder Signature*
Name: Ryan Frazier
Title: President

AGREED AND ACCEPTED:

Arrived I, a series of Wefunder SPV, LLC,
a Delaware limited liability company

By: Wefunder Admin, LLC
Its: Manager

By: *Investor Signature*
Name: Nicholas Tommarello
Title: Chief Executive Officer

Arrived II, a series of Wefunds, LLC,
a Delaware limited liability company

By: Wefunder Admin, LLC
Its: Manager

By: *Investor Signature*
Name: Nicholas Tommarello
Title: Chief Executive Officer

[ENTITY NAME],
a Delaware limited liability company

By: Wefunder Admin, LLC
Its: Manager

By: *Investor Signature*
Name: Nicholas Tommarello
Title: Chief Executive Officer